UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-118932, and the registration statement on Form S-8, File No. 333-106591, and into each respective prospectus that forms a part of those registration statements.

Defined Terms and Contact Information

The term “Report” refers to this Report on Form 6-K for the three-month period ended March 31, 2007. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term “Deutsche Telekom” refers to Deutsche Telekom AG and the terms “we,” “us,” “our,” “Group” and “the Company” refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

Forward-Looking Statements

This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks,” “targets,” “goals,” “outlook” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization and personnel reductions; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; the progress of our workforce adjustment initiatives and outcome of labor negotiations; the effects of a strike or other form of labor action by our employees and changes in currency exchange rates and interest rates. Additionally, we periodically assess our goodwill for indications of impairment by monitoring, among other things, changes in competitive conditions, expectations of growth in the industry, and changes in market and other factors, any of which could result in a risk of additional impairment charges. If these or other risks and uncertainties (including those described in “Forward-Looking Statements,” “Item 3. Key Information — Risk Factors” and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

This Report also contains forward-looking statements that reflect the current views of management with respect to future market potential, such as the “Outlook” statements, as well as our dividend outlook, and include generally any information that relates to expectations or targets for revenue or other performance measures.

World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of, and are not incorporated by reference into, this Report.

Exchange Rates

Unless otherwise indicated, all amounts in this Report have been expressed in euros.

As used in this document, “euro,” “EUR” or “€” means the single unified currency that was introduced in the Federal Republic of Germany (the “Federal Republic”) and ten other participating Member States of the European Union on January 1, 1999. “U.S. dollar,” “USD” or “$” means the lawful currency of the United States. As used in this document, the term “noon buying rate” refers to the rate of exchange for euros, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes, as required by Section 522 of the U.S. Tariff Act of 1930, as amended. Unless otherwise stated, conversions of euros into U.S. dollars have been made at the rate of EUR 1.00 to USD 1.3549, which was the noon buying rate on May 9, 2007.

Amounts appearing in this Report that have been translated into euros from other currencies were translated in accordance with the principles described in the notes to the audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.

International Finacial Reporting Standards (IFRS)

You should read the following discussion, which has been prepared in accordance with the requirements of the International Financial Reporting Standards, issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (E.U.) as of the date of the financial statements included in this report, in conjunction with the annual consolidated financial statements, including the notes to those financial statements, contained in our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission. All International Financial Reporting Standards issued by the IASB, effective at the time of preparing the consolidated financial statements and applied by Deutsche Telekom, have been adopted for use in the E.U. by the European Commission. The consolidated financial statements of Deutsche Telekom also comply with International Financial Reporting Standards as published by the IASB. Therefore, there are no differences and a reconciliation between International Financial Reporting Standards as adopted by the E.U. (“E.U. GAAP”) and International Financial Reporting Standards as published by the IASB is not needed. E.U. GAAP and International Financial Reporting Standards as published by the IASB are referred to hereafter, collectively, as “IFRS”. IFRS differs in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). For a discussion of the principal differences between IFRS and U.S. GAAP, as they relate to us and our consolidated subsidiaries, see “Item 5. Operating and Financial Review and Prospects—Reconciling Differences between IFRS and U.S. GAAP” and notes (50) and (51) to our consolidated financial statements contained in our Annual Report on Form 20-F.

DEUTSCHE TELEKOM AT A GLANCE

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Net revenue	15,453	14,842	611	4.1	61,347
Domestic	7,793	8,208	(415)	(5.1)	32,460
International	7,660	6,634	1,026	15.5	28,887
Profit from operations	1,795	2,318	(523)	(22.6)	5,287
Profit (loss) from financial activities[a]	(749)	(550)	(199)	(36.2)	(2,683)
Profit before income taxes[a]	1,046	1,768	(722)	(40.8)	2,604
Depreciation, amortization and impairment losses	(2,748)	(2,570)	(178)	(6.9)	(11,034)
Net profit[a]	459	1,090	(631)	(57.9)	3,165

Earnings per share/ADS[a,b], basic and diluted (€)	0.11	0.26	(0.15)	(57.7)	0.74

Net cash from operating activities[c]	2,065	2,797	(732)	(26.2)	14,222

Number of employees at balance sheet date

		Mar. 31, 2007	Dec. 31, 2006	Change Mar. 31, 2007/ Dec. 31, 2006%	Mar. 31, 2006	Change Mar. 31, 2007/ Mar. 31, 2006%
Deutsche Telekom Group		247,125	248,800	(0.7)	248,982	(0.7)
Non-civil servants		207,163	208,420	(0.6)	204,818	1.1
Civil servants		39,962	40,380	(1.0)	44,164	(9.5)

Number of fixed-network and mobile customers

Telephone lines[d]	(millions)	50.8	51.6	(1.6)	53.9	(5.8)
Broadband lines[e]	(millions)	12.7	11.7	8.5	9.4	35.1
Mobile customers[f]	(millions)	109.2	106.4	2.6	99.2	10.1

a	As of December 31, 2006, we voluntarily changed our accounting policies relating to provisions for pensions as permitted under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly under retained earnings in shareholders’ equity. We believe that fully recognizing actuarial gains and losses when they occur results in a better presentation of the financial position in the balance sheet. The corresponding prior-year comparatives have been adjusted accordingly. For more information see note (29) to the consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.
b	One ADS (American Depositary Share) corresponds to one ordinary share of Deutsche Telekom AG.
c	Current finance lease receivables were previously reported in net cash from operating activities. From January 1, 2007, they are reported in net cash from investing activities. Prior-year figures have been adjusted accordingly.
d	Telephone lines of the Group (including ISDN channels), including for internal use.
e	Broadband lines in operation, including Germany, Eastern and Western Europe.
f	Number of customers of the fully consolidated mobile communications companies of the Mobile Communications strategic business area.

Highlights

Group

Staff restructuring continues.

The Group is continuing to implement its staff restructuring program in Germany. During the first quarter of 2007, employees continued to be receptive to the severance and other packages offered in connection with the socially responsible adjustment of staff levels toward our previously announced goal of an aggregate of 32,000. Through voluntary staff reduction programs, natural attrition and divestitures, around 15,300 employees have left the Group since 2006, of which 3,200 left during the first quarter of 2007. Besides these staff reduction effects, negotiations on the sale of further parts of the Vivento business models were brought to a successful conclusion. On January 26, 2007, Vivento Customer Services GmbH sold two further sites in Suhl und Cottbus to walter ComCare Gmbh & Co. KG. Around 400 staff members at these sites have changed employers as of April 1, 2007 by means of a transfer of operations. On May 1, 2007, five additional Vivento Customer Services locations in Rostock, Neubrandenburg, Potsdam, Erfurt and Stuttgart were sold to arvato AG. Around 1,100 staff members will change employers as part of the transfer of operations. Long-term contract commitments were also given under the terms of this disposal in order to safeguard the transferred jobs until varying periods through 2008.

Milestones for greater quality of service.

On March 1, 2007, the 600th T-Punkt store opened its doors. As part of the initiative to improve service, the Group plans to expand the number of T-Punkt stores to a total of 786 by the end of this year and further enhance the quality of personalized customer care by recruiting additional staff. In addition, the Group will increase the number of sales partners to around 1,000 in order to strengthen direct sales and the quality of service. The T-Com and T-Mobile joint partner program will provide a solid foundation for more intensive cooperation with retailers and will enable the entire product portfolio to be offered throughout Germany by particularly well-qualified partners. Retailers will benefit from significantly enhanced sales opportunities as a result of being integrated into advertising activities covering the whole country. For customers, combining sales strengths in mobile communications and fixed-network products is expected to result in an increase in the quality of customer care.

Outcome of Deutsche Telekom AG negotiations on training.

On March 16, 2007, Deutsche Telekom reached agreement with ver.di, the service industry trade union, on the annual number of trainees until 2010 and on trainees’ pay. The agreement provides for 4,000 traineeships to be offered in 2007 – the same number as in past years. This demonstrates the Group’s high level of commitment to training this year as in previous years, despite the continuing reduction in employee numbers and the high financial cost of socially acceptable staff restructuring measures.

Furthermore, we agreed to a higher than average annual trainee ratio of 2.9 percent of the domestic workforce for 2008 through 2010. We believe we are setting an example for other companies and sectors with this high proportion of trainees. New terms were also agreed for trainees’ pay, applying to all trainees beginning their training from 2007 onwards.

HotSpot network expanded.

T-Mobile is Lufthansa’s new partner for the public WLAN service in Lufthansa lounges. This will enable passengers in virtually all Lufthansa lounges worldwide to benefit from high-quality mobile broadband access. As of the end of March 2007, HotSpots are also available in the lounges in Milan and Dubai. Further HotSpots in Atlanta and Boston will follow by the end of June 2007. Passengers with WLAN-enabled equipment can choose between a free information service provided by Lufthansa and direct, chargeable Internet access. Together with T-Com, T-Mobile now operates around 20,000 HotSpots worldwide and is therefore one of the world’s leading public WLAN operators. T-Com has also added new sites to its HotSpot network with wireless Internet access availability at 25 major German rail stations using the public WLAN infrastructure since the end of February 2007. The service is based on a wide-ranging cooperation agreement with Deutsche Bahn. As a result, passengers can log on to the Internet quickly and easily at DSL speeds, enabling them to download e-mails, surf the Web or make low-cost Internet telephone calls.

Successful medium-term note issue.

Deutsche Telekom took advantage of the favorable market environment in March 2007 to successfully place a EUR 500 million medium-term note. The five-year floating rate note was successfully placed with institutional investors.

Mobile Communications

Consistent modernization of the mobile network.

T-Mobile Deutschland is proceeding with the further enhancement of its mobile network. By comprehensively upgrading more than 5,000 base transceiver stations, T-Mobile is increasing the bandwidth and performance capability of the T-Mobile network and is thus laying the foundations for further extending the coverage of the mobile broadband technology EDGE (Enhanced Data Rates for GSM Evolution). In addition, the new technology will permit a reduction of around 30 percent in the energy consumption of the base stations. The modernization project is expected to be completed by the end of 2007. T-Mobile will then be the only mobile communications operator in Germany to make EDGE available in the entire nationwide T-Mobile network. EDGE will accelerate mobile data transfer to up to 220 kbit/s, four times faster than ISDN in the fixed network. In parallel with further developing the GSM network, T-Mobile is pressing ahead with the expansion of the UMTS network. T-Mobile is the first mobile communications operator in Germany to equip the entire UMTS network with High-Speed Downlink Packet Access (HSDPA) technology. HSDPA offers transfer rates of up to 3.6 Mbit/s. It is expected that speeds will double to up to 7.2 Mbit/s as early as this year.

First flat rate for mobile e-mails and successful MyFaves community service.

In March 2007, T-Mobile launched the first flat rate for mobile e-mail communication. With Mobile E-Mail, T-Mobile customers can receive and send unlimited e-mails using their mobile phones for only EUR 3.95 per month. At CeBIT 2007, T-Mobile announced the start of two community services, Super SMS and MyFaves. The innovative Super SMS service, which T-Mobile will introduce in the second half of 2007, enables mobile users to chat away and follow the entire conversation in text form on the display. With MyFaves, T-Mobile will be bringing one of T-Mobile USA’s most successful consumer services so far, to Europe later this year. MyFaves allows customers easy access to their five favorite contacts with personalized icons or photos on their mobile phones. T-Mobile is currently working together with leading mobile manufacturers to provide a comprehensive mobile phone offering for MyFaves.

T-Mobile USA takes leading position in customer service ranking.

In March 2007, Business Week, a leading U.S. business periodical, listed T-Mobile USA as one of the 25 best service companies in the United States in its first ranking. T-Mobile USA was the only mobile communications company among the top 25 and therefore ranks among especially service-oriented companies, such as Starbucks, Ritz-Carlton and Apple.

Broadband/Fixed Network

Strongest growth in DSL retail in one quarter.

In the first quarter of 2007, the Broadband/Fixed Network strategic business area posted the strongest quarterly DSL retail growth yet. The absolute number of new DSL retail additions came to 572,000, after gaining 563,000 in the fourth quarter of 2006. This growth is mainly due to the successful introduction of the new “complete packages” rate plans.

T-Com’s triple-play service offers Germany’s most comprehensive High Definition TV (HDTV) service via IPTV.

Since the end of January 2007, ProSiebenSat.1 Media AG’s high-definition channels have been receivable via T-Home (www.t-home.de). T-Com’s triple-play service therefore provides the most wide-ranging HD offering in Germany via IPTV. This also includes a large proportion of the Bundesliga soccer matches available from T-Home. T-Com is the only provider capable of offering live transmissions, as well as recordings available on demand at any time from TV archives, in high-definition picture quality. High-definition television provides a higher level of sharpness and detail resolution than the conventional PAL television signal.

Business Customers

T-Systems wins major contract from British energy group Centrica plc.

The British energy group Centrica plc. has awarded T-Systems a major contract for IT outsourcing. The outsourcing services comprise the operation of the IT infrastructure and desktop support for more than 23,000 computer workstations in the United Kingdom. The agreement also includes the transfer of 230 jobs and two computing centers to T-Systems. Under the British Gas brand, Centrica supplies around 10 million customers with electricity and gas. The United Kingdom is the largest information and communications technology market (ICT) in Europe, and this deal represents a milestone in T-Systems’ international growth strategy for its ICT services. The data centers to be transferred to T-Systems provide a solid platform for the company’s future expansion in the British IT market. The contract is the largest ever signed by T-Systems with a new customer.

T-Systems connects Allianz subsidiaries in Eastern Europe.

T-Systems is to set up and operate a standardized voice and data solution for six Eastern European subsidiaries of Allianz New Europe Holding. The new high-performance network will support the insurance and financial services provider in its international growth strategy. T-Systems will provide the network platform for connection to the Allianz Service Center, which will combine and standardize the different applications already in place in the individual countries. Additional countries can be connected quickly and flexibly to the voice and data network and can continue to use their existing applications without the need for extra development costs.

Group Strategy

Our market and competitive environment continues to present huge challenges for the Group. We plan to meet these challenges with a strategy that is focused on four core areas:

•	Safeguard competitiveness in Germany and Eastern Europe;

•	Grow abroad with mobile communications;

•	Mobilize the Internet and the Web 2.0 trend; and

•	Seek partnership for T-Systems.

Safeguarding competitiveness

We initiated a series of measures to safeguard our competitiveness, above all in Germany. We intend to achieve growth in the promising broadband market by launching broadband packages for fixed-network and mobile communications, as well as innovative services. The Group’s brand identity in the consumer market is being simplified, with a second brand being developed for the price-sensitive, young customer segment. We are also systematically tackling our cost structure and, at the same time, steadily pursuing our goal of becoming the service leader.

We will continue to invest in upgrading the network infrastructure for IPTV and bundled products in Germany. We plan to equip a total of 50 cities with VDSL and connect them to the platform by the end of 2008. This year, we will also offer IPTV and triple-play, based on ADSL2+ technology, in a total of 750 cities. A total of around 17 million households will therefore be able to use innovative products and access attractive content in the form of TV channels and movies.

T-Mobile Deutschland will continue building on its leading position with new community services and the further development of the web’n’walk mobile Internet service. The HSDPA network, soon to provide bandwidths of up to 7.2 Mbit/s, together with powerful terminal equipment and attractive data prices, will be the growth engines for mobile broadband. Personalizing communication in social networks is being actively promoted as the principal value driver. By introducing offers such as MyFaves – a hit in the United States – or the innovative chat service Super SMS, we will implement attractive service packages for our customers this year.

Brand architecture is to be radically simplified for a better customer focus. T-Home will offer services for the home and T-Mobile for on the move. T-Systems will remain the business customer brand. In addition, a second brand incorporating mobile communications and DSL offerings specifically aimed at particularly price-conscious customers will be launched this summer.

Given the intense competition, it is imperative that we improve our cost structure. The goal of the Save for Service program is to reduce costs by EUR 2 billion in 2007 alone. By 2010, total savings of between EUR 4.2 billion and EUR 4.7 billion are expected to be realized. Costs are to be cut by migrating the network infrastructure to IP technology, for instance, and by consolidating all of the Group’s service units into a new unit. Telekom Service will help to improve quality standards in customer service significantly. Our service units intend to maintain rapid levels of availability and responsiveness – 80 percent of contacts in 2008 within 20 seconds, ensure that 90 percent of all service appointments are kept, and resolve 80 percent of matters raised by customers upon first contact.

Growing abroad with mobile communications

The focus in terms of customer growth continues to be on the United States, with more than 5 million customer additions in 2007 and 2008. The number of customers in Europe is also expected to increase. Various trends can be seen in the mobile communications markets from which the Group intends to benefit – particularly growth in voice traffic through fixed-mobile substitution, the increase in data traffic, and greater WLAN use. Rising sales of data devices, such as laptops with embedded data cards or Blackberry’s and web’n’walk-enabled cell phones, should promote positive development in mobile data revenue.

In addition, acquisitions in the mobile communications sector are possible as part of our growth strategy. This relates to markets in which we are already present and possible activities outside the Company’s current footprint. This potential growth through acquisitions would likely be financed through the sale of non-strategic business units.

Mobilizing the Internet and the Web 2.0 trend

The current trends in the industry are mobile Internet access, Web 2.0 (where users play an active role in shaping Internet content), and personal and social networking between users. We plan to actively participate in these growing trends. With web’n’walk, we already provide mobile, multi-portal Internet access to our customers. Mobile blogging and other forms of personal and social networking will also be made available via mobile communications. In addition, we are looking toward partnerships with other providers to integrate popular Internet services and toward investing and entrepreneurial involvement in new relevant products and concepts. Accordingly, we plan to retain customers and attract new customers with calling plans designed to increase usage, Internet-based services, innovative terminal equipment, and access to popular content.

Partnership for T-Systems

While margins in the telecommunications sector for business customers are shrinking, the information technology (IT) market is growing. The ICT (information and communications technology) area is growing as a result of increased business process outsourcing in particular and the intensifying convergence of IT and telecommunications. An international footprint and a significant scale are crucial for growth in this segment. We plan to further develop this business with international key accounts. The aim is to enter into a strategic partnership to gain the necessary resources for successful development and become a sizeable international player to leverage economies of scale.

BUSINESS DEVELOPMENTS IN THE GROUP

Net revenue

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Net revenue	15,453	14,842	611	4.1	61,347
Mobile Communications[a]	8,400	7,575	825	10.9	32,040
Broadband/Fixed Network[a,b]	5,832	6,125	(293)	(4.8)	24,515
Business Customers[a,b]	2,906	3,063	(157)	(5.1)	12,869
Group Headquarters & Shared Services[a,b]	952	892	60	6.7	3,758
Intersegment revenue[c]	(2,637)	(2,813)	176	6.3	(11,835)

a	Total revenue (including revenue between strategic business areas).
b	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these areas were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.
c	Elimination of revenue between strategic business areas.

In the first quarter of 2007, we continued the positive overall revenue growth of the previous year. Net revenue increased by EUR 611 million to EUR 15,453 million, an increase of 4.1 percent, compared to the same period last year. This favorable development was partially driven by customer growth at T-Mobile USA and T-Mobile UK. There were also consolidation effects totaling EUR 695 million, particularly from the first-time consolidation of gedas, tele.ring and PTC during 2006. Additionally, exchange rate effects totaling EUR 261 million, especially from the translation of U.S. dollars to euros, had a negative impact on net revenue for the quarter ended March 31, 2007.

The Mobile Communications strategic business area was again the major revenue driver, with net revenue growth of 10.9 percent year-on-year. In addition to customer growth in the United States and the United Kingdom, the full consolidation of PTC as of November 1, 2006 and of tele.ring as of May 1, 2006, also contributed to the year-on-year increase in net revenues.

In contrast, total revenue for the Broadband/Fixed Network strategic business area declined, mainly due to line losses, which also led to declines in call revenues. Additionally, there was also a decline in net revenues from interconnection services. Price pressures in the broadband market also had an impact on the decline in net revenues. This revenue decrease was partly offset by volume growth in DSL resale and in unbundled local loop access.

The Business Customers strategic business area also reported a decrease in net revenues. This decrease was primarily due to lower revenues in the telecommunications services area from multinational business customers and customers in the Business Services area due to continuing price pressures and fierce competition in the voice and data services markets.

Contribution of the strategic business areas to net revenue (after elimination of revenue between strategic business areas)

	Q1 2007	Proportion of net revenue of the Group	Q1 2006	Proportion of net revenue of the Group	Change	Change	FY 2006
	millions of €	%	millions of €	%	millions of €	%	millions of €
Net revenue	15,453	100.0	14,842	100.0	611	4.1	61,347
Mobile Communications	8,246	53.4	7,405	49.9	841	11.4	31,308
Broadband/Fixed Network[a]	4,935	31.9	5,153	34.7	(218)	(4.2)	20,366
Business Customers[a]	2,183	14.1	2,203	14.8	(20)	(0.9)	9,301
Group Headquarters & Shared Servicesa,	89	0.6	81	0.6	8	9.9	372

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these areas were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

The Mobile Communications strategic business area further increased its share of net revenue. At 53.4 percent, T-Mobile made the largest contribution to net revenue within the Group in the reporting period. The percentage of net revenue generated by the Broadband/Fixed Network and Business Customers strategic business areas was 31.9 percent and 14.1 percent, respectively.

Net revenue generated outside Germany

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Net revenue	15,453	14,842	611	4.1	61,347
Domestic	7,793	8,208	(415)	(5.1)	32,460
International	7,660	6,634	1,026	15.5	28,887
Proportion generated internationally (%)	49.6	44.7			47.1
Europe (excluding Germany)	4,099	3,234	865	26.7	14,823
North America	3,475	3,332	143	4.3	13,700
Other	86	68	18	26.5	364

The Group’s international net revenue increased by EUR 1,026 million year-on-year to EUR 7,660 million. The proportion of net revenue generated outside Germany also increased by 5 percentage points to 49.6 percent. The key factor behind this successful international growth was the positive revenue trend at T-Mobile USA and T-Mobile UK, as well as the first-time full consolidation of PTC.

Profit (loss) from Operations

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Profit (loss) from operations in the Group	1,795	2,318	(523)	(22.6)	5,287
Mobile Communications	1,066	1,055	11	1.0	4,504
Broadband/Fixed Network[a]	976	1,270	(294)	(23.1)	3,356
Business Customers[a]	44	112	(68)	(60.7)	(835)
Group Headquarters & Shared Services[a]	(250)	(118)	(132)	n.m.	(2,138)
Reconciliation	(41)	(1)	(40)	n.m.	400

n.m.	— not meaningful

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these areas were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Profit from operations decreased by EUR 523 million year-on-year to EUR 1,795 million. This decrease was primarily due to an increase in cost of sales, which exceeded revenue growth and was largely attributable to higher commission and marketing expenses, and expenses related to the sale of call center locations. While profit from operations generated by the Mobile Communications strategic business area increased, the Broadband/Fixed Network and Business Customers strategic business areas and Group Headquarters and Shared Services reported a decrease in profit from operations as compared with the first quarter of 2006. For more information, see “- Strategic Business Areas.”

Profit before income taxes

The Group’s profit before income taxes was EUR 1,046 million in the first quarter of 2007, a decrease of EUR 722 million year-on-year. This was primarily a result of an increase in cost of sales, which exceeded revenue growth largely attributable to higher commission and marketing expenses, and expenses related to the sale of call center locations. Additionally, the loss from financial activities increased by EUR 199 million, which in the previous year included gains of EUR 196 million on the disposal of Celcom.

Net profit

At EUR 459 million, net profit for the first quarter of 2007 decreased by EUR 631 million year-on-year, mainly due to the aforementioned effects.

Cost of sales

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Cost of sales	(8,620)	(7,821)	(799)	(10.2)	(34,755)

In addition to the effects resulting from the change in the composition of the Group, the increase in the cost of sales is primarily the result of the growth in the number of customers at the Mobile Communications strategic business area and increased costs at Group Headquarters and Shared Services, offset in part by slightly reduced cost of sales at Broadband/Fixed Network.

Selling expenses

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Selling expenses	(3,973)	(3,774)	(199)	(5.3)	(16,410)

In addition to the effects resulting from the change in the composition of the Group, the increase in selling expenses is predominantly attributable to higher commission and marketing expenses in the Mobile Communications and Broadband/Fixed Network strategic business areas. The increase at Mobile Communications was due to a greater number of new contracts, higher personnel costs, and advertising campaigns.

General and administrative expenses

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
General and administrative expenses	(1,065)	(1,077)	12	1.1	(5,264)

General and administrative expenses remained relatively unchanged from the prior year period, with a slight increase at Mobile Communications primarily due to the consolidation of PTC in November 2006, offset largely by decreases at Broadband/Fixed network, Business Customers and Group Headquaters and Shared Services.

Personnel

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Personnel costs	(3,479)	(3,439)	(40)	(1.2)	(16,542)

In addition to effects resulting from changes in the composition of the Group, higher personnel costs are attributable in particular to an increase in the average number of employees, primarily at T-Mobile USA, offset in part by reductions in Eastern Europe and as a result of certain call center operations.

Average number of employees

	Q1 2007	Q1 2006	Change	Change	FY 2006
				%
Deutsche Telekom Group	247,288	243,424	3,864	1.6	248,480
Non-civil servants	207,106	199,203	7,903	4.0	205,511
Civil servants	40,182	44,221	(4,039)	(9.1)	42,969

Trainees and student interns	10,924	10,447	477	4.6	10,346

The increase in the average number of employees was primarily caused by changes in the composition of the Group and the increased headcount at T-Mobile USA, primarily at T-Mobile USA, offset in part by reductions in Eastern Europe and as a result of the transfer of certain call center operations.

Number of employees at balance sheet date

	Mar. 31, 2007	Dec. 31, 2006	Change	Change	Mar. 31, 2006
				%
Deutsche Telekom Group	247,125	248,800	(1,675)	(0.7)	248,982
Germany	158,323	159,992	(1,669)	(1.0)	168,717
International	88,802	88,808	(6)	—	80,265

Non-civil servants	207,163	208,420	(1,257)	(0.6)	204,818
Civil servants	39,962	40,380	(418)	(1.0)	44,164
Trainees and student interns	10,906	11,840	(934)	(7.9)	10,468

The number of employees at the reporting date was influenced by the sale of call centers and continued headcount reductions in Eastern Europe.

Depreciation, amortization and impairment losses

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Amortization and impairment of intangible assets	(781)	(617)	(164)	(26.6)	(2,840)
of which: UMTS licenses	(228)	(222)	(6)	(2.7)	(893)
of which: U.S. mobile communications licenses	(7)	—	—	n.m.	(33)
of which: goodwill	—	(10)	—	n.m.	(10)
Depreciation and impairment of property, plant and equipment	(1,967)	(1,953)	(14)	(0.7)	(8,194)
Total depreciation, amortization and impairment losses	(2,748)	(2,570)	(178)	(6.9)	(11,034)

n.m. — not meaningful

Higher depreciation, amortization and impairment losses were predominantly caused by increased amortization primarily due to the first-time consolidation in 2006 of tele.ring and PTC in the Mobile Communications strategic business area.

Profit/(loss) from financial activities

	Q1 2007	Q1 2006[a]	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Loss from financial activities	(749)	(550)	(199)	(36.2)	(2,683)
Finance costs	(658)	(658)	0	—	(2,540)
Interest income	47	73	(26)	(35.6)	297
Interest expense	(705)	(731)	26	3.6	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	3	32	(29)	(90.6)	24
Other financial income (expense)	(94)	76	(170)	n.m.	(167)

n.m. – not meaningful

a	As of December 31, 2006, we voluntarily changed our accounting policies relating to provisions for pensions as permitted under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly under retained earnings in shareholders’ equity. For more information, see note (29) to the consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.

The increase in the loss from financial activities in the first quarter of 2007 compared to the same period last year was primarily attributable to other financial expense which last year included the income generated by the sale of Celcom (EUR 196 million). Additionally, the share of profit of associates and joint ventures accounted at equity declined since PTC was included in such line item for the first quarter of 2006, but has been fully consolidated since November 2006.

Income taxes

	Q1 2007	Q1 2006[a]	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Income taxes	(471)	(570)	99	17.4	970

a	As of December 31, 2006, we voluntarily changed our accounting policies relating to provisions for pensions as permitted under IAS 19.93A, which allows for actuarial gains and losses to be recognized directly under retained earnings in shareholders’ equity. The corresponding prior-year comparatives have been adjusted accordingly. For more information, see note (29) to the consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006.

The reduction in income taxes compared to the same period last year is due to lower profit before income taxes.

STRATEGIC BUSINESS AREAS

Mobile Communications

The Mobile Communications strategic business area combines all activities of T-Mobile International. T-Mobile is represented in Germany, the United States, the United Kingdom, the Netherlands, Austria, the Czech Republic, Hungary, Slovakia, Croatia, Macedonia, Montenegro and Poland. All of T-Mobile’s national companies offer consumers and business customers a comprehensive portfolio of mobile voice and data services, supplemented by corresponding hardware and terminal devices. They also sell services to resellers and companies that buy network services and market them independently to third parties (MVNOs). T-Mobile has enhanced its position as one of the mobile industry’s leading service providers with customer growth of around 10 million customers compared with the prior year quarter. In addition to the further modernization of the T-Mobile network, this growth is based on products and services that meet user needs for convenience and a simplified rate structure.

Broadband/Fixed Network

In the Broadband/Fixed Network strategic business area, we offer consumers and small business customers state-of-the-art network infrastructure for traditional fixed-network services, broadband Internet access, and innovative multimedia services. This strategic business area’s customers also include national and international carriers, resellers, and the other strategic business areas of the Deutsche Telekom Group. With more than 12 million DSL lines at the end of the first quarter of 2007, this strategic business area has maintained its leading position in the broadband market. Overall, the number of broadband customers rose by 3.3 million year-on-year. Due to competition the number of narrowband lines dropped to 38.3 million.

Business Customers

The Business Customers strategic business area offers products and solutions along the entire information and communications technology value chain. Through its two business units, T-Systems Enterprise Services and T-Systems Business Services, this strategic business area supports around 130 multinational corporations and large public authorities, as well as around 160,000 medium-sized and large enterprises as business customers of the Deutsche Telekom Group. T-Systems, our business customer brand, is represented in over 20 countries through subsidiaries, primarily in Germany and Western Europe (France, Spain, Italy, the United Kingdom, Austria, Switzerland, Belgium, and the Netherlands). T-Systems recorded a further decrease in revenue in the first quarter of 2007 due to continued competition and price pressures.

Segment reporting

The following tables give an overall summary of our segments for the full 2006 financial year and the first three months of 2007 and 2006.

Segment information for the 2006 financial year

FY 2006

	Net revenue	Inter- segment revenue	Total revenue	Profit (loss) from operations	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	61,347	—	61,347	5,287	24	(10,624)	(410)
Mobile Communications	31,308	732	32,040	4,504	80	(5,300)	(58)
Broadband/Fixed Network[a]	20,366	4,149	24,515	3,356	31	(3,744)	(95)
Business Customers[a]	9,301	3,568	12,869	(835)	(86)	(939)	(7)
Group Headquarters & Shared Services[a]	372	3,386	3,758	(2,138)	(2)	(710)	(237)
Reconciliation	—	(11,835)	(11,835)	400	1	69	(13)

a       Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters and Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Segment information in the quarters Q1 2007 Q1 2006

	Net revenue	Inter- segment revenue	Total revenue	EBIT (profit (loss) from operations)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	15,453	—	15,453	1,795	3	(2,729)	(19)
	14,842	—	14,842	2,318	32	(2,551)	(19)
Mobile Communications	8,246	154	8,400	1,066	1	(1,448)	(7)
	7,405	170	7,575	1,055	28	(1,222)	(3)
Broadband/Fixed Network[a]	4,935	897	5,832	976	5	(904)	(4)
	5,153	972	6,125	1,270	3	(952)	(10)
Business Customers[a]	2,183	723	2,906	44	(2)	(217)	0
	2,203	860	3,063	112	1	(217)	0
Group Headquarters & Shared Services[a]	89	863	952	(250)	0	(174)	(8)
	81	811	892	(118)	0	(172)	(6)
Reconciliation	—	(2,637)	(2,637)	(41)	(1)	14	0
	—	(2,813)	(2,813)	(1)	0	12	0

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Mobile Communications

	Mar. 31, 2007	Dec. 31, 2006	Change Mar. 31, 2007/ Dec. 31, 2006	Mar. 31, 2006	Change Mar. 31, 2007/ Mar. 31, 2006
	millions	millions	%	millions	%
Mobile customers (total)[a]	109.2	106.4	2.6	99.2	10.1
T-Mobile Deutschland[b]	33.0	31.4	5.1	30.2	9.3
T-Mobile USA	26.0	25.0	4.0	22.7	14.5
T-Mobile UKc	16.7	16.9	(1.2)	16.4	1.8
PTC (Poland)	12.4	12.2	1.6	10.5	18.1
T-Mobile Netherlands	2.6	2.6	0.0	2.3	13.0
T-Mobile Austria[a]	3.1	3.2	0.0	3.1	3.2
T-Mobile CZ (Czech Republic)	5.1	5.0	2.0	4.6	10.9
T-Mobile Hungary	4.5	4.4	2.3	4.2	7.1
T-Mobile Croatia	2.2	2.2	0.0	2.0	10.0
T-Mobile Slovensko (Slovakia)	2.2	2.2	0.0	2.0	10.0
Other[d]	1.3	1.3	0.0	1.1	18.2

a	One mobile communications card corresponds to one customer. The total was calculated on the basis of precise figures and rounded to millions. Percentages are calculated on the basis of figures shown. Figures shown have been adjusted to include historical customer numbers of consolidated companies to enhance comparability of prior periods.
b	As a result of court proceedings against competitors, T-Mobile Deutschland changed its deactivation policy at the beginning of 2007 in favor of its prepaid customers. These customers can now use their prepaid credit longer than before. Accordingly, in the first quarter of 2007, far fewer customers were deactivated. Most of the reported first quarter increase in customers was due to this change. Approximately 400,000 prepay customers relate to the use of pre-activated prepay cards in the context of special customer aquisition measures.
c	Including Virgin Mobile.
d	“Other” includes T-Mobile Macedonia (formerly MobiMak) and T-Mobile Montenegro (formerly MONET).

The number of T-Mobile customers increased in the first quarter of 2007, by 2.8 million, as compared with the year ended December 31, 2006. This is primarily due to a change in the churn policy in Germany as a result of certain legal proceedings involving our competitors. Prepaid customers in Germany can now use their credit for a longer period of time and are thus recorded as customers for a longer time. Additionally, T-Mobile USA gained almost 1 million customers in the first quarter of 2007 as compared with the year ended 2006. The T-Mobile group increased its number of contract customers by 1.5 million during the same period.

Overall, T-Mobile generated customer growth year-on-year . Double-digit percentage growth was again recorded in many markets compared with the same period last year.

	For the three months ended March 31, 2007 Service Revenue	For the three months ended March 31, 2007	For the three months ended March 31, 2007 Average number of customers	For the three months ended March 31, 2006 Service Revenue	For the three months ended March 31, 2006	For the three months ended March 31, 2006 Average number of customers
	millions of (€)	ARPU (€)	(millions)	millions of (€)	ARPU (€)	(millions)
Service Revenue
T-Mobile Deutschland	1,750	18	31.9	1,804	20	30.2
T-Mobile USA	2,969	39	25.5	2,741	41	22.7
T-Mobile UKa	1,056	30	16.8	881	26	16.4
PTC (Poland) [b]	429	12	12.3	—	—	—
T-Mobile Netherlands	270	35	2.6	255	37	2.3
T-Mobile Austria[c]	294	31	3.2	209	33	2.1
T-Mobile CZ (Czech Republic)	255	17	5.1	228	16	4.6
T-Mobile Hungary	236	17	4.5	236	19	4.2
T-Mobile Croatia	116	18	2.2	106	18	2.0
T-Mobile Slovensko (Slovakia)	112	17	2.2	94	16	2.0

a	Includes Virgin Mobile customers in “average number of customers,” but excludes Virgin Mobile customers and revenues therefrom for purposes of calculating the ARPU.
b	Fully consolidated as of November 1, 2006.
c	Includes tele.ring fully consolidated as of April 28, 2006

ARPU – average revenue per user – is used to measure monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue, monthly charges, and revenue from visitor roaming, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, revenue from customer activation, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers. ARPU is not uniformly defined and utilized by all companies in our industry group. Accordingly, such measures may not be comparable with similarly titled measures and disclosures by other companies.

Compared with the prior-year period, all companies recorded either declining or stable ARPU trends. This is primarily due to increasing price pressure caused by competitive conditions and regulatory rulings affecting termination rates. T-Mobile Deutschland’s decline in ARPU was the largest, from EUR 20 to EUR 18 year-on-year.

ARPU in the United States decreased from EUR 41 to EUR 39 primarily due to the weak dollar to the euro. However, in local currency, ARPU increased in the United States.

Development of operations

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Total revenue[a]	8,400	7,575	825	10.9	32,040
of which: T-Mobile Deutschland	1,951	2,004	(53)	(2.6)	8,215
of which: T-Mobile USA	3,468	3,354	114	3.4	13,628
of which: T-Mobile UK	1,165	1,032	133	12.9	4,494
of which: PTC[b]	446	n.a.	n.a.	n.a.	305
of which: T-Mobile Netherlands	288	271	17	6.3	1,138
of which: T-Mobile Austria[c]	310	217	93	42.9	1,149
of which: T-Mobile CZ	265	240	25	10.4	1,043
of which: T-Mobile Hungary	265	257	8	3.1	1,050
of which: T-Mobile Croatia	123	116	7	6.0	556
of which: T-Mobile Slovensko	118	100	18	18.0	429
of which: Other[d]	49	42	7	16.7	198
Profit from operations	1,066	1,055	11	1.0	4,504

Depreciation, amortization and impairment losses	(1,455)	(1,225)	(230)	(18.8)	(5,358)

Number of employees[e]	60,614	51,511	9,103	17.7	54,124

a	The amounts stated for the national companies correspond to their respective unconsolidated financial statements (single-entity financial statements adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at the level of the strategic business area.
b	Fully consolidated as of November 1, 2006.
c	Including first-time consolidation of tele.ring from May 2006.
d	Other includes revenues generated by T-Mobile Macedonia and T-Mobile Montenegro.
e	Average number of employees.

Total revenue

In the first three months of 2007, T-Mobile increased its revenue to EUR 8,400 million. This represents growth of EUR 825 million year-on-year. The Polish company PTC, now fully consolidated, contributed EUR 446 million, T-Mobile USA EUR 114 million, and T-Mobile UK EUR 133 million to this increase. While the weak U.S. dollar narrowed the sound operating growth on a euro basis in the United States, T-Mobile UK’s revenue growth was boosted by significant sales successes and the appreciation of the British pound sterling against the euro. The acquisition of tele.ring was one of the drivers of T-Mobile Austria’s strong revenue growth. T-Mobile achieved organic growth in the double-digit percentage range in the Czech Republic and Slovakia. Due to intense price competition in the German market, T-Mobile Deutschland recorded a 2.6 percent decline in revenue.

Profit from operations

Profit from operations increased by EUR 11 million in the first quarter of 2007 compared to the prior year period.

Depreciation, amortization and impairment losses

Increased depreciation, amortization, and impairment losses resulted primarily from the consolidation of PTC and tele.ring.

Personnel

In the first three months of 2007, the average number of employees in the Mobile Communications strategic business area increased by 9,103 year-on-year to 60,614. The first-time inclusion of PTC and tele.ring was the major factor driving this growth. Additionally, there was an increase in staff at T-Mobile USA and T-Mobile Deutschland.

Broadband/Fixed Network

	Mar. 31, 2007	Dec. 31, 2006	change Mar. 31, 2007/ Dec. 31, 2006%	Mar. 31, 2006	change Mar. 31, 2007/ Mar. 31, 2006%
Broadband
Lines (total)[a,b,c]	12.7	11.7	8.5	9.4	35.1
of which: retail	9.1	8.3	9.6	7.1	28.2

Domestic[d]	11.1	10.3	7.8	8.6	29.1
of which: retail	7.6	7.1	7.0	6.4	18.8
International[b,e]	1.7	1.4	21.4	0.8	112.5
of which: Magyar Telekom[f]	0.7	0.6	16.7	0.4	75.0
of which: Slovak Telekom	0.2	0.2	0.0	0.1	n.m.
of which: T-Hrvatski Telekom	0.3	0.2	50.0	0.1	n.m.

Broadband rates (total)[g]	9.1	8.0	13.8	6.1	49.2
of which: domestic	7.0	6.3	11.1	4.9	42.9

Narrowband
Lines (total)[a]	38.3	39.0	(1.8)	40.6	(5.7)
Domestic[h]	32.6	33.2	(1.8)	34.7	(6.1)
Standard analog lines	23.7	24.2	(2.1)	25.2	(6.0)
ISDN lines	8.9	9.0	(1.1)	9.6	(7.3)
International (Eastern Europe only)[f]	5.7	5.8	(1.7)	5.9	(3.4)

Narrowband rates (total)[g]	3.2	3.2	0.0	4.1	(22.0)

Internet customers with a billing relationship (total)[g,i,j]	17.5	16.6	5.4	15.5	12.9

Wholesale/resale
Resale DSL[c]	3.6	3.4	5.9	2.3	56.5
of which: domestic	3.4	3.2	6.3	2.2	54.5
Unbundled local loop lines[k]	5.1	4.7	8.5	3.7	37.8

n.m.—not meaningful

Table includes broadband and narrowband lines (Germany, Eastern and Western Europe). The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.

a	Lines in operation.
b	Total of retail and resale.
c	Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group. Resale: Included in total number of broadband lines.
d	Broadband lines excluding lines for internal use.
e	Includes customers with broadband lines on proprietary network.

f	Subscriber-line figures include Magyar Telekom’s subsidiary MakTel and CrnogorskiTelekom (formerly Telekom Montenegro).
g	Customers with a billing relationship include customers in Germany, Eastern and Western Europe. Eastern Europe includes Magyar Telekom, T-Hrvatski Telekom and Slovak Telekom; Western Europe includes Ya.com and Club Internet.
h	Telephone lines excluding internal use and public telecommunications, including wholesale services.
i	Total calculated on the basis of customers (broadband and narrowband rates) in Germany, and Western and Eastern Europe with a billing relationship and PAYG (pay as you go) customers.
j	Iskon Internet d.d. is consolidated through T-Hrvatski Telekom with retroactive effect from June 1, 2006. Prior-year figures have not been adjusted.
k	Definition of unbundled local loop lines: Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone (i.e. narrowband) or DSL line (i.e. broadband).

The number of Broadband/Fixed Network’s narrowband lines decreased in the first quarter of 2007 as expected. In Germany, this decrease is largely due to competition from fixed-network competitors and cable network operators, as well as, to some extent, fixed-mobile substitution. Most narrowband line losses are due to customers switching to competitors when ordering their first broadband line as part of a complete package. The total number of fixed-network lines in Germany decreased by 588,000 in the first quarter of 2007 to 32.6 million, with a disproportionately large decrease in the number of ISDN lines to 8.9 million (approximately 7.3 percent) year-on-year. This is attributable in part to DSL customers switching from T-ISDN to an analog T-Net line.

The development of call minutes in the first quarter of 2007 was impacted by opposite influences. As in previous quarters, Broadband/Fixed Network again improved customer retention for all call types (local, regional, national and international) in its own network by successfully marketing calling plans (calling plans including PSTN rate options from the new “complete packages” and VoIP flat rates). Although Broadband/Fixed Network managed to defend itself against competitors’ call-by-call and preselection offers, narrowband line losses and mobile and VoIP substitution meant that the absolute number of billed call minutes in Broadband/Fixed Network’s network declined sharply.

The growth of the broadband market continues both in Germany and abroad. Compared with the end of the first quarter of 2006, the total number of broadband lines, including resale, increased by 3.3 million to a total of 12.7 million. The Broadband/Fixed Network strategic business area recorded an increase in retail broadband lines in Germany of almost 572,000 to 7.6 million compared with the fourth quarter of 2006. This increase is largely attributable to continuing strong growth in the broadband segment and successful activities to promote the “complete packages” rate plans. The rate of growth in the German Resale DSL business decreased compared to the fourth quarter of 2006. However, the total number of Resale DSL lines increased by 213,000 to 3.4 million.

We believe that the demand for wholesale Broadband/Fixed Network products is currently changing. While the number of wholesale unbundled local loop lines increased by 484,000 to 5.1 million, Broadband/Fixed Network’s largest increase ever, the Resale DSL rate of growth is decreasing. In September 2006, Broadband/Fixed Network began to offer customers its first integrated packages for voice and Internet communications. In October 2006, Broadband/Fixed Network added IPTV to its portfolio, positioning itself as a full-service provider of telephony, Internet, and entertainment with its T-Home product (triple-play). By the end of March 2007, the number of customers with the new “complete packages” had risen to 5.7 million, an increase of around 2.5 million since year-end 2006. The sale of higher-value products and innovative service packages attracted new customer groups. Driven by the successful marketing of the “complete packages”, the number of DSL rate customers in Germany increased by 666,000 in the first quarter to 7.0 million. Approximately 2.1 million new rate customers have been added compared with the first quarter of 2006.

Outside of Germany, the number of broadband customers, including resale, increased by 845,000, or by approximately 112.5 percent, to 1.7 million in the first quarter of 2007 compared to the first quarter of 2006. In Eastern Europe, the number of broadband lines (including resale) increased by 112,000 to 1.1 million in the first quarter of 2007. Furthermore, new services such as Voice over IP (VoIP) and the continued rollout of triple-play packages helped to sustain the buoyant growth Western Europe experienced in the second half of 2006. The number of DSL lines in Deutsche Telekom’s own Western European networks rose by 116,000 in the first quarter of 2007 to 561,000. In total, approximately 1.5 million retail and 0.2 million resale broadband lines were in operation outside of Germany at the end of March 2007.

Development of operations

	Q1 2007	Q1 2006	Change	% Change	FY 2006
	(millions of €, except where noted)
Total revenue	5,832	6,125	(293)	(4.8)	24,515
Domestic[a]	5,146	5,464	(318)	(5.8)	21,835
of which: network communications	2,631	2,885	(254)	(8.8)	11,240
of which: wholesale services	1,156	1,028	128	12.5	4,302
of which: IP/Internet	632	740	(108)	(14.6)	3,000
of which: data communications	289	318	(29)	(9.1)	1,258
of which: value-added services	229	233	(4)	(1.7)	945
of which: terminal equipment	76	74	2	2.7	333
International[a]	698	661	37	5.6	2,680

Profit from operations	976	1,270	(294)	(23.1)	3,356

Number of employees[b]	100,590	108,392	(7,802)	(7.2)	107,006
Domestic	81,409	87,327	(5,918)	(6.8)	86,315
International	19,181	21,065	(1,884)	(8.9)	20,691

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the strategic business areas Business Customers and Group Headquarters and Shared Services. In previous periods, these areas were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Following the merger of T-Online International AG into Deutsche Telekom AG, T-Online no longer reports as a separate unit but is managed as a product brand. For reporting purposes, Broadband/Fixed Network is broken down into its domestic and international segments. The Scout24 group is reported in the domestic segment since its parent company has its registered office in Germany.

a	Does not include consolidation adjustments on the Group level.
b	Average number of employees (excluding apprentices and interns).

Total revenue

Total revenue in the first three months of 2007 decreased by EUR 293 million, or 4.8 percent, to EUR 5,832 million. The decrease is mainly due to narrowband line losses and a decrease in call revenues. This decrease was partly offset by increased DSL resale product and unbundled local loop line revenues.

Intersegment revenue in the first three months of 2007 decreased by 7.7 percent to EUR 897 million compared with the first three months of 2006. This decrease is due primarily to a reduction in revenue from business with the Business Customers strategic business area, which decreased due to lower volumes and prices.

In Germany, revenue decreased by 5.8 percent or EUR 318 million to EUR 5,146 million in the first three months of 2007 compared with the first three months of 2006. This was primarily due to lower call revenues and line losses in the narrowband area. The decrease in revenues in Germany was also due to decreased prices for broadband ISP services due to competition a decrease in interconnection services revenues due to mandatory price reductions for these services, and a decrease in demand of wholesale services products by the Business Customers strategic business area. The overall decrease in revenues in Germany was only partly offset by increased Resale DSL and unbundled local loop line revenues due to increased volumes and despite decreases in prices for these products.

International revenue increased by EUR 37 million, or 5.6 percent, to EUR 698 million. Total revenue in the Eastern European subsidiaries increased by 1.2 percent to EUR 592 million primarily due to currency effects. Strong broadband volume and revenue growth in the Eastern European subsidiaries was partly offset by a continued decline in the traditional fixed-line business. In local currency, the continued decline in the traditional fixed-line business revenues at Magyar Telekom and Hrvatski Telekom were only partly offset by increased broadband revenues. Spain and France reported strong growth in broadband line volumes and revenues, which was the primary factor in an increase in revenue from those subsidiaries of approximately 40 percent to over EUR 0.1 billion.

Network communications revenues in Germany decreased by EUR 254 million, or 8.8 percent, in the first three months of 2007 to EUR 2,631 million compared to in the first three months of 2006, primarily due to lines losses because of intense competition. Narrowband access revenues decreased by only 0.2 percent, primarily due to the intensified marketing and customer acceptance of calling plans with a flat-rate component of access line products, which Broadband/Fixed Network introduced to enhance customer retention. Conversely, call revenues declined sharply primarily due to a decrease in call minutes as a result of continued line losses, as well as, by competition from other telecommunications operators and substitution by cable operators and mobile communications. The higher penetration of calling plans, which tend to have a flat-rate component, also led to a decrease in average call minute prices and therefore revenues.

Wholesale services revenue in Germany increased by EUR 128 million, or 12.5 percent, in the first three months of 2007 to EUR 1,156 million compared to the first three months of 2006. This increase is primarily due an increase in Resale DSL revenue and unbundled local loop line revenue resulting from increased demand for these products. The significant increase in the number of orders for co-location space placed by other carriers in the fourth quarter of 2006, were fulfilled in the first quarter of 2007, which led to an increase in co-location revenue. This increase in wholesale services revenue was partially offset by a decrease in demand for interconnection, as well as, due to regulatorily mandated price reductions, such as the decrease in interconnection charges by an average of 10 percent from June 1, 2006. Price decreases for Resale DSL, due to increased competition, also partially offset the growth in wholesale services revenues.

Revenue from IP/Internet services decreased by EUR 108 million, or 14.6 percent, in the first three months of 2007 to EUR 632 million compared to the first three months of 2006. This decrease is primarily due to decreases in prices due to high levels of competition. The increase in the number of customers switching to “complete packages” with a flat-rate component also led to a decrease in IP/Internet usage revenue. The decrease in IP/Internet revenue was only partly offset by increased revenues resulting from increased volumes of DSL lines and ISP subscribers.

Revenue from data communications decreased by EUR 29 million, or 9.1 percent, in the first three months of 2007 to EUR 289 million compared to the first three months of 2006, primarily due to a decrease in revenues from certain platform products, CompanyConnect and TDN, as well as, a result of a decrease in prices for products and services Broadband/Fixed Network provides to other strategic business areas. The decrease in data communications revenues was partly offset by an increase in demand for products and services Broadband/Fixed Network provides to other strategic business areas.

Value-added services revenue decreased by 1.7 percent to EUR 229 million year-on-year as a result of decreased usage of T-Vote Call services and volume declines in directory inquiry services. The decrease in value-added revenues was only partly offset by an increase in cash card revenues.

Terminal equipment revenue increased by 2.7 percent to EUR 76 million in the first quarter of 2007 compared to the first quarter of 2006, primarily due to an increase in the sale of equipment, such as WLAN routers in connection with a PSTN device bundle resulting from customer acceptance of Broadband/Fixed Network’s successful marketing of the new “complete packages”. The increase in terminal equipment revenue was partly offset by the continued decrease in demand and revenues from rental equipment.

In the first quarter of 2007, net revenue decreased by EUR 218 million or 4.2 percent to EUR 4,935 million compared to the first quarter of 2006. This decrease is primarily due to a decrease in call revenues as a result of narrowband line losses in the first quarter of 2007. This decrease was partly offset by increased revenues from DSL resale products and unbundled local loop lines.

Profit from operations decreased in the first quarter of 2007 by EUR 294 million, or 23.1 percent, to EUR 976 million compared to the first quarter of 2006. This decrease was primarily due to a decline in revenues in the traditional fixed-network business. The strong demand for the new “complete packages” resulted in an increase in selling commissions and customer acquisition costs. In addition, the cost of implementing the quality campaign in Germany had a negative impact on costs. Other factors included higher expenditures for merchandise in connection with the acquisition of broadband customers. However, measures aimed at cutting rental costs, such as the termination of leases for office space and a more efficient use of existing space, resulted in lower costs in these areas. A reduction in revenue-related costs, such as telecommunications services and the improvement of IT systems also had a positive impact. A slight decrease in depreciation, amortization and impairment losses partially offset the decrease in profit from operations.

The average number of employees in Broadband/Fixed Network decreased in the first quarter of 2007 by 7.2 percent to 100,590 compared to 108,392 in the first quarter of 2006. The reallocation of individual business units at Magyar Telekom resulted in the migration of 2,200 Broadband/Fixed Network employees to Business Customers and Group Headquarters and Shared Services. In Germany, the average number of employees decreased in the first quarter of 2007 by 5,918 to 81,409 as compared to the first quarter of 2006. Outside of Germany, the average number of employees decreased in the first quarter of 2007 by 1,884 as compared to the first quarter of 2006. The Eastern European workforce decreased by 1,849 due to the improvement of performance processes and service outsourcing, while the number of employees in Western Europe decreased by 3.4% in the first quarter of 2007 compared to the first quarter of 2006.

Business Customers

		Mar. 31, 2007	Dec. 31, 2006	Change Mar. 31, 2007/ Dec. 31, 2006%		Mar. 31, 2006	Change Mar. 31, 2007/ Mar. 31, 2006%
Enterprise Services[a]
Computing & Desktop Services[a]
Number of servers managed and serviced	(units)	35,767	33,037	8.3		38,419	(6.9)
Number of workstations managed and serviced	(millions)	1.34	1.36	(1.5)		1.36	(1.5)
Systems Integration[b]
Hours billed[c]	(millions)	3.0	10.9	n.m.		2.9	6.9
Utilization rate[d]	(%)	79.5	80.4	(0.9	)p	79.8	(0.3	)p

n.m.—not meaningful

a	The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.
b	Domestic: excluding changes in the composition of the Group.
c	Cumulative figures at the balance sheet date.
d	Ratio of average number of hours billed to maximum possible hours billed per period.

Activities in the Business Customers strategic business area have been marked by increasing competition. This is reflected in the figures of both Enterprise Services and Business Services.

Order volumes developed very encouragingly, with a 42.1 percent increase in business generated with internal and external customers during the first three months of 2007. T-Systems was particularly successful in gaining new high-volume orders outside Germany.

The sustained positive development of IP activities within Business Services has not yet been able to offset the decline in data communication services.

In the Computing & Desktop Services area of the Enterprise Services business unit, continued competition can be seen in particular in the decline in the number of workstations managed and serviced and the lower number of servers managed and serviced compared with the first quarter of 2006.

Development of operations

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Total revenue	2,906	3,063	(157)	(5.1)	12,869
Enterprise Services	1,941	1,996	(55)	(2.8)	8,533
Business Services	965	1,067	(102)	(9.6)	4,336
Profit from operations	44	112	(68)	(60.7)	(835)

Depreciation, amortization and impairment losses	(217)	(217)	0	—	(946)

Number of employees[a]	56,776	52,529	4,247	8.1	56,595

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown into the strategic business areas Business Customers and Group Headquarters and Shared Services. In previous periods, these areas were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

a	Average number of employees.

Total Revenue

In the first three months of 2007, the Business Customers strategic business area generated total revenue of EUR 2,906 million, a year-on-year decrease of 5.1 percent. The primary reasons for this decrease are lower revenue from telecommunications services for both multinational business customers and customers in the Business Services unit due to a decrease in prices for voice and data communications. Lower revenues from PC workstation-related services within the Deutsche Telekom Group also resulted in decreased Computing & Desktop Services revenue.

By contrast, the international business continued to perform positively. Overall, T-Systems generated 19.0 percent year-on-year revenue growth outside Germany in the first quarter of 2007. This is attributable to the international contracts awarded in 2006 and also to the consolidation of gedas AG. The development of international revenue reflects the business area’s consistent international focus.

T-Systems’ revenue in Germany declined by 9.7 percent primarily due to the ongoing price pressure and increased competition in Germany.

Net Revenue

T-Systems generated revenue of EUR 2,183 million in the first three months of 2007 from its business with customers outside the Deutsche Telekom Group, a decrease of 0.9 percent compared with the prior-year period.

In spite of the continued price pressure in the Enterprise Services business unit, the 7.5 percent increase in net revenue made a substantial contribution to the positive development in the Computing & Desktop Services Systems Integration areas. The higher net revenue in Computing & Desktop Services can be attributed in particular to the contracts awarded in 2006.

The upturn in net revenue in these areas was, however, unable to counter the negative trend in telecommunications services for both multinational business customers and customers in the Business Services unit. The positive trends in the IP area failed to offset the decrease in prices for voice and data communications.

Personnel

The average headcount within the Business Customers strategic business area increased by 8.1 percent compared with the same period in 2006. The integration of gedas was the main factor driving this increase.

Group Headquarters and Shared Services

Group Headquarters and Shared Services performs strategic and cross-divisional management functions for the Deutsche Telekom Group and is responsible for operating activities that are not directly related to the core business of the Group. The Shared Services unit includes Real Estate Services, the activities of which include the management of Deutsche Telekom AG’s real estate portfolio in Germany, DeTeFleetServices GmbH, a full-service provider of fleet management and mobility services, and Vivento. Since the beginning of 2007, Group Headquarters and Shared Services has also included the shared services and headquarters functions of Magyar Telekom.

In the first quarter of 2007, Group Headquarters and Shared Services continued the disposal of non-strategic real property and realized incoming payments of approximately EUR 0.3 billion.

In the first three months of 2007, Vivento continued its successful development of its business models. Vivento sold additional call center locations of Vivento Customer Services to external companies in the first quarter of 2007. The call center locations at Suhl and Cottbus, including approximately 400 employees, were transferred to the walter services group as of April 1, 2007. With effect from May 1, 2007, the call center locations at Erfurt, Neubrandenburg, Potsdam, Rostock and Stuttgart, including approximately 1,100 employees, were transferred to the arvato group.

Despite the disposal of its business models, Vivento continued to offer its employees career prospects both inside and outside the Group. At March 31, 2007, Vivento had a workforce of approximately 13,500, of which around 700 are Vivento’s own employees/members of management, around 7,300 are employed at Vivento’s business lines, and around 5,500 are transferees. At the reporting date, some 3,600 of these transferees were engaged on a contract or temporary basis. Around 800 staff left Vivento in the first quarter of 2007. Since its formation, some 24,200 employees have found new jobs outside Vivento. Vivento took on some 800 employees during the reporting period, bringing the total number of Deutsche Telekom staff transferred to Vivento since its formation to around 37,700. The employment qualification rate remains high: At March 31, 2007, around 85 percent of the approximately 12,800 employees (excluding Vivento’s own staff and management) were in employment or undergoing training.

Development of operations

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Total revenue	952	892	60	6.7	3,758
Profit (loss) from operations	(250)	(118)	(132)	n.a.	(2,138)

Depreciation, amortization and impairment losses	(182)	(178)	(4)	(2.2)	(947)

Number of employees[a]	29,308	30,992	(1,684)	(5.4)	30,755
of which: at Vivento[b]	13,500	14,500	(1,000)	(6.9)	13,500

Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown into the strategic business areas Business Customers and Group Headquarters and Shared Services. In previous periods, these areas were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

a	Average number of employees.
b	Number of employees at the balance sheet date, including Vivento’s own staff and management; figures rounded.

Total revenue of Group Headquarters and Shared Services increased by 6.7 percent in the first three months of 2007 as compared with the first three months of 2006. This was mainly attributable to revenue growth at Vivento as a result of the continuous expansion of business at Vivento Customer Services and Vivento Technical Services. The fleet management business also reported a revenue increase due to higher proceeds from disposals of used vehicles and to a higher average number of vehicles. Revenues from the Real Estate Services unit also rose primarily because of higher revenues from Power and Air Condition Solution Management GmbH & Co. KG and Deutsche Funkturm GmbH as well because of higher invoiced amounts for facility services on behalf of the strategic business areas. However, these revenue increases were partially offset by rental fee reductions for technical areas and leasing optimization through the strategic business areas.

In the first quarter of 2007, loss from operations of Group Headquarters and Shared Services increased by EUR 132 million year-on-year. This was mainly attributable to expenses for the disposal of further call center locations of Vivento Customer Services to the walter services group and to the arvato group. Loss from operations benefited particularly from revenue growth at Vivento as a result of higher productivity, as well as, from lower personnel expenditure due to the decrease of Vivento’s workforce. Loss from operations was also positively influenced by the discontinuation of expenses relating to the transfer of the Telekom Direkt business unit from Vivento to the Broadband/Fixed Network strategic business area in the first quarter of 2006. The higher net contribution from property sales and the lower personnel expenses due to minor staff requirements in the Real Estate business unit had another positive effect on loss on operations compared to the prior year period. These positive effects were offset by the reversal of a provision in connection with the housing assistance program (Wohnungsfuersorge) in the first quarter of 2006, after the pending arbitration proceedings between Deutsche Telekom AG and Deutsche Post AG were resolved. Group Headquarters and Shared Services did not register a similar effect in the first three months of 2007. Loss from operations was also negatively impacted by the decline of revenues relating to the leasing activities of the Real Estate business unit that could not be compensated by the revenue increase in the low margin facility services unit in the reporting period.

The average number of employees was 29,308 at the end of the reporting period. The decline of 1,684 employees compared to the prior year period was mainly due to the further decrease of headcount at Vivento.

Liquidity and Capital Resources

The following table provides information regarding our cash flows:

	Q1 2007	Q1 2006	FY 2006
	millions of €	millions of €	millions of €
Net cash from operating activities	2,065	2,797	14,222
Net cash used in investing activities	(1,442)	(2,161)	(14,305)
Net cash from (used in) financing activities	601	2,727	(2,061)
Effect of exchange rate changes on cash and cash equivalents	(6)	5	(66)
Net increase (decrease) in cash and cash equivalents	1,218	3,368	(2,210)
Cash and cash equivalents, at the beginning of the period	2,765	4,975	4,975
Cash and cash equivalents, at end of the period	3,983	8,343	2,765

Net cash from operating activities

Net cash from operating activities amounted to EUR 2,065 million in the reporting period, compared with EUR 2,797 million in the prior-year period. The decline is principally due to cash outflows for personnel-related measures, including voluntary redundancy and severance payments and early retirement, amounting to EUR 0.7 billion in the first quarter of 2007, while there were no comparable payments in the first quarter of 2006. The negative effect from the decline in profit from operations was offset by higher inflows from income tax refunds received.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 1,442 million as compared with EUR 2,161 million in the same period in the previous year. The main factors contributing to this change were cash outflows of EUR 0.4 billion in the first quarter of 2006 for the acquisition of gedas and the loans to PTC, for which there were no comparable outflows in the first quarter of 2007. In addition, the net outflows for receivables, marketable securities and short-term investments improved by EUR 0.3 billion compared with the prior-year period.

Net cash used in financing activities

Net cash from financing activities decreased from EUR 2,727 million in the prior-year period to EUR 601 million in the first quarter of 2007. The change is primarily attributable to a decline of EUR 2.1 billion in proceeds from the issue of non-current financial liabilities.

Capital Resources

The following table summarizes our total financial liabilities as of March 31, 2007 and 2006, and December 31, 2006:

	Mar. 31, 2007	Dec. 31, 2006	Change	Change	Mar. 31, 2006
	millions of €	millions of €	millions of €	%	millions of €
Bonds	36,176	36,288	(112)	(0.3)	39,696
Liabilities to banks	3,009	2,348	661	28.2	2,447
Liabilities to non-banks from promissory notes	680	680	0	—	641
Liabilities from derivatives	622	562	60	10.7	549
Lease liabilities	2,236	2,293	(57)	(2.5)	2,374
Liabilities arising from ABS transactions	1,216	1,139	77	6.8	1,331
Other financial liabilities	2,770	3,172	(402)	(12.7)	2,362
Total	46,709	46,482	227	0.5	49,400

Total financial liabilities increased as of March 31, 2007, compared to December 31, 2006, primarily as a result of a medium-term note of EUR 0.5 billion and a EUR 0.5 billion loan from the European Investment Bank (EIB), offset, in part, by principal repayments of EUR 0.5 billion at maturity. Additionally, our financial liabilities decreased due to foreign exchange effects of EUR 0.1 billion relating primarily to USD denominated instruments. The material terms of the liabilities issued in 2007 are as follows:

	Nominal	Contractual and expected maturity	Interest Rate
	(in millions of €)
Medium-Term Note	500	March 28, 2012	EURIBOR3M + 0.28%
EIB Loan	500	January 11, 2012	EURIBOR3M + 0.247%

The following table summarizes the development of cash and cash equivalents as of March 31, 2007 and 2006, and December 31, 2006:

	Mar. 31, 2007	Dec. 31, 2006	Change	Change	Mar. 31, 2006[a]
	millions of €	millions of €	millions of €	%	millions of €
Cash and cash equivalents	3,983	2,765	1,218	44.1	8,343

In the reporting period, cash and cash equivalents increased from EUR 2.8 billion to EUR 4.0 billion. In addition to cash flow from operations, this was predominantly caused by the issuance of a medium-term note for a nominal amount of EUR 0.5 billion and the drawdown of an EIB loan for a nominal amount of EUR 0.5 billion. The repayment of a medium-term note amounting to EUR 0.5 billion had an offsetting effect. Detailed information can be found in the consolidated cash flow statement.

Capital expenditures and investments

The following table provides information concerning capital expenditures and investments in subsidiaries, associated companies and related companies, as well as proceeds from the sale of non-current assets and investments.

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Capital expenditures	2,023	2,044	(21)	(1.0)	11,806
Investments in subsidiaries and non-current financial assets	10	405	(395)	(97.5)	2,889
Proceeds from disposal of non-current assets and investments	(404)	(491)	87	17.7	(795)
Other	(187)	203	(390)	n.m.	405
Net cash used for investing activities	1,442	2,161	(719)	(33,3)	14,305

n.m.—not meaningful

Capital Expenditures

The following table provides information about our capital expenditures by strategic business area for the periods presented.

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Mobile Communications	915	1,092	(177)	(16.2)	7,247
Broadband / Fixed Network	722	718	4	0.6	3,250
Business Customers	273	155	118	76.1	795
Group Headquarters and Shared Services	117	115	2	1.7	508

Reconciliation	(4)	(36)	32	88.9	6
Total capital expenditures	2,023	2,044	(21)	(1.0)	11,806

The decrease in total cash basis capital expenditures in the first three months 2007, compared to the same period of 2006, mainly relate to the higher level of capital expenditures in the first quarter of the prior year consisting primarily of the expansion of mobile communications network in the United States and the roll-out of the high-speed network in the Broadband/Fixed Network strategic business area. Capital expenditures in the first quarter of 2007 primarily included the network expansion in the Mobile Communications strategic business area in the United States, the United Kingdom and Germany. In addition, investments were made at Broadband/Fixed Network in the expansion of the access network, in VDSL as the foundation for T-Home Speed, and in ADSL2+ technology.

Investments

Investments in non-current financial assets and in fully consolidated subsidiaries and business units decreased by EUR 0.4 billion compared to the first three months of 2006. In the first quarter of the prior year, we acquired gedas and issued loans to certain affiliates, for which there were no comparable outflows in the first quarter of 2007.

RISKS AND OPPORTUNITIES

Telekom Service

We are planning to increase the efficiency of our service areas in the German sections of the Group and to orient their activities more closely to customer needs. By July 1, 2007, the call center units, the technical customer service, and operating units of the Group’s technical infrastructure are to be integrated into three entities within the Group. This affects approximately 50,000 employees in total. The goal is to safeguard jobs in the Group by establishing competitive pay and benefit structures and to create entities which can focus on the concrete business area and thus develop the systematic orientation toward service quality and profitability. Constructive support by the unions and the works councils is an essential contributor to the successful implementation of these goals. The collective bargaining negotiations with the service industry union ver.di are critical. However, the negotiating positions are currently far apart. A strike announced by the labor union ver.di began on May 11, 2007. It is currently unclear how long this strike may last or how many of our employees may ultimately be involved. Any strike, threats of strikes or other forms of labor action in connection with these collective bargaining negotiations could adversely affect our operations, service quality and image, and may impair our ability to implement further measures to improve service quality and efficiencies. Furthermore there is a risk that the level of proposed savings will not be achieved.

OUTLOOK

Significant events after the balance sheet date (March 31, 2007)

Group

Deutsche Telekom in talks with the unions about Telekom Service

We have clear objectives in bundling its service functions in three new units: to secure the jobs of around 50,000 employees for the long term by offering first-class service at competitive costs. The Telekom Service units are to be legally independent effective July 1, 2007. Three units are being created: Deutsche Telekom Kundenservice GmbH, which brings together the call centers for the consumer market, Deutsche Telekom Technischer Service GmbH, which is responsible for the on-site technical service currently provided by T-Com, and Deutsche Telekom Netzproduktion GmbH, which will take over the production and operation of T-Com’s network infrastructure. Telekom Service has no plans for additional staff adjustments. Rather, working conditions and performance-related remuneration systems will be systematically aligned with market levels. We started talks with the unions in the first quarter of 2007 on the detailed arrangements for the employment terms.

We made a further improved offer in the fifth round of negotiations. This comprises protection from compulsory redundancy until the end of 2011, an increase in weekly working hours from 34 to 38, and the gradual reduction in remuneration toward market levels by a total of 9 percent. Comprehensive offsetting elements would be put in place to cushion the latter adjustment in a socially responsible manner. As a result, the pay level would remain as it is in the first year. It would be cut by 2.25 percent in mid-2008 and mid-2009, and the overall reduction of 9 percent would not become effective until after a total of 30 months at the beginning of 2010. The higher collective bargaining committee of the united services union ver.di rejected this offer on May 4, 2007. Accordingly, there can be no assurance of the outcome of the negotiations. For more information, see “Risks and Oppourtunities”.

Dividend of EUR 0.72 per share approved for 2006

The Board of Management and Supervisory Board proposed to the shareholders’ meeting a dividend for the 2006 financial year of EUR 0.72 per T-Share – EUR 3.1 billion to be distributed among approximately 4.3 billion dividend-bearing shares. This dividend proposal was approved by the shareholders’ meeting on May 3, 2007 in Cologne. The dividend was paid on May 4, 2007 (May 11, 2007 in the case of ADS shares) to those shareholders who owned Deutsche Telekom shares on May 3, 2007. The T-Share was traded ex-dividend on May 4, 2007 (May 1, 2007 in the case of ADSs).

Planned sale of stake in T-Online France SAS.

We plan to sell our stake in T-Online France SAS. As of the second quarter of 2007, this stake represents a disposal group as defined by IFRS 5. We have reached agreement on the sale of this subsidiary to Neuf Legetal, which sale is subject to the approval of the French anti-trust authorities. We expect to conclude the sale in mid-2007. The assets and liabilities of the disposal group are reported in the Broadband/Fixed Network strategic business area.

Sale of shares in Sireo subject to Federal Cartel Office approval.

In the course of our program to sell off non-strategic assets, we have sold our remaining shares in Sireo Real Estate Asset Management GmbH to the exisiting co-shareholder Corpus Immobiliengruppe GmbH & Co KG. The transaction is subject to the approval by the Federal Cartel Office, which is expected in mid-2007.

Developing the ICT key account business further with a partner.

The convergence of IT and telecommunications and the growing trend towards business process outsourcing at large corporations lead to the emergence of a new global ICT growth market. To secure a leading position in this market, T-Systems aims to expand its international presence. As part of its internationalization strategy, the aim is to achieve this goal together with a partner. The objective is to establish a presence and generate economies of scale in those countries where the T-Systems does not yet have a leading position in the market.

Development of Revenue and Profits

Market expectations

The growth in our international markets continues, particularly in the key markets of the United States and the United Kingdom. Our domestic markets are still dominated by extremely intense competition and price erosion in the telecommunications market as a whole, both for consumer DSL and business voice telephony, and for mobile communications.

Consequences for corporate management

We are responding to the challenges of rapid technological change and strong competition in the telecommunications industry with specific measures to support the long-term sustainability of customer relationships and thus revenue and profit development. In particular, the sustainable improvement of the service culture in customer contact and investments in future product areas, as well as simplified price structures, will safeguard our customer relationships and hence revenues. We expect additional cost reductions, achieved with the help of increased rationalization investments, such as in new, more cost-efficient IP-based networks, to support a corresponding development of profit and therefore ensure the long-term sustainability of cash flow. These measures will assist us in pursuing our goal of continuing to offer shareholders an attractive dividend. The immense changes in our market environment – in particular the rapid technological change – are forcing us to adjust our workforce structure by cutting jobs in a socially responsible manner. The workforce reduction will be implemented using voluntary instruments such as partial retirement arrangements, severance payments and early retirement.

General statement on business development in the Group

In view of the expected market situation in the individual business areas, we aim to again achieve positive results for the entire Group.

Mobile Communications

T-Mobile expects revenues to grow in 2007. Major drivers will be expected further growth of T-Mobile USA and T-Mobile UK and the first-time consolidation of the Polish subsidiary PTC for a full financial year. Regulatory decisions, particularly related to the prices of international calls (roaming) and future trends in exchange rates for the U.S. dollar (USD) and the British pound sterling (GBP) against the euro, may affect T-Mobile revenues and profits reported in euros.

Broadband/Fixed Network

In the DSL business, the Broadband/Fixed Network strategic business area will defend its market share and expects a significant increase in the number of broadband lines also, driven by strong market growth in this segment. Additionally, Broadband/Fixed Network intends to establish its triple-play products with T-Home. A major element of this strategy will be the expansion of the high-speed Internet infrastructure.

In 2007, the traditional fixed-network business will continue to be negatively impacted by competition-induced loss of market share, fixed-mobile substitution, price cuts due to regulatory requirements, and market-related price erosion. Broadband/Fixed Network will launch a quality and service campaign in 2007 to safeguard and defend the core voice and access business. Preparations are also underway to migrate operations from the old PSTN network to new IP-based techology, in order to introduce an innovative and competitive IP access.

Based on these assumptions, the Broadband/Fixed Network business area expects the downward earnings trend to continue in 2007.

Business Customers

The Business Services unit will focus on safeguarding its telecommunications business in an intensely competitive market. In our telecommunications core business (voice, data, IP) the focus will be on winning back customers. The Enterprise Services unit will seek to significantly expand its market share in the telecommunications business through integrated IT and telecommunications sales activities. In the IT business, growth is expected to be generated mainly through the expansion of the outsourcing business. The Business Customers strategic business area expects the ongoing intense pressure on prices and from competition to continue to have a unfavorbale impact on the development of revenue in 2007.

Corporate governance

In the most recent Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act released on December 11, 2006, the Board of Management and Supervisory Board of Deutsche Telekom AG declared that Deutsche Telekom AG had complied with the recommendations of the “Government Commission for a German Corporate Governance Code,” published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette (Bundesanzeiger) on July 24, 2006, without exception. The full text of the Declaration of Conformity can be found on the Deutsche Telekom Investor Relations link under www.deutschetelekom.com.

Deutsche Telekom AG shares are listed as American Depositary Shares (ADSs) on the New York Stock Exchange (NYSE). As a result, Deutsche Telekom is subject to the NYSE listing rules as well as to U.S. capital market legislation, in particular the Sarbanes-Oxley Act of 2002 and associated regulations of the Securities and Exchange Commission (SEC) for listed foreign entities. A general summary of the main differences between German corporate governance rules and those of the NYSE that apply to U.S. entities is included in Deutsche Telekom’s Annual Report on Form 20-F for the 2006 financial year, and is also published at www.deutschetelekom.com under Investor Relations/Corporate Governance.

Other disclosures

Supervisory and Management Board Members

The Supervisory Board of Deutsche Telekom appointed Thomas Sattelberger as the new Chief Human Resources Officer and Labor Director (CHRO) on May 2, 2007. He succeeds Karl-Gerhard Eick, the Chief Financial Officer and Deputy Chairman of the Board of Management of Deutsche Telekom, who took over as acting CHRO at the start of 2007 following Dr. Heinz Klinkhammer’s retirement.

On May 3, 2007, the Deutsche Telekom AG shareholders’ meeting confirmed the departure of appointment of the following members of the Supervisory Board:

By order of the Bonn District Court of May 15, 2006, Mr. Lawrence H. Guffey was appointed a member of the Corporation’s Supervisory Board with effect from June 1, 2006 in lieu of Dr. Hans-Jürgen Schinzler, who resigned from office with effect from May 31, 2006. The appointment of Mr. Lawrence H. Guffey was confirmed through a by-election at the 2007 shareholders’ meeting.

By order of the Bonn District Court of October 5, 2006, Mr. Ulrich Hocker was appointed a member of the Corporation’s Supervisory Board with effect from October 14, 2006 in lieu of Dr. Matthias Döpfner, who resigned from office with effect from October 13, 2006. The appointment of Mr. Ulrich Hocker was confirmed through a by-election at the 2007 shareholders’ meeting.

By order of the Bonn District Court of April 16, 2007, Ms. Sylvia Kühnast was appointed to the Supervisory Board with effect at the end of the shareholders’ meeting. She succeeds Ms. Ursula Steinke, whose term in office expired at the end of the Shareholders’ meeting.

Magyar Telekom

As previously reported, in connection with the audit of the consolidated financial statements of Magyar Telekom for the year ended December 31, 2005, Magyar Telekom’s independent auditor identified two consulting contracts entered into by two of Magyar Telekom’s subsidiaries for which it was unable to identify a proper business purpose. A subsequent independent investigation, carried out by a law firm engaged in February 2006, under the supervision of Magyar Telekom’s Audit Committee, and which is still ongoing, identified two additional consulting contracts without adequate documentation of a proper business purpose. The amounts paid under these four contracts aggregated approximately HUF 2 billion (EUR 8 million). The investigation was also impeded by the destruction by certain employees of documents relevant to these contracts. Additionally, the independent investigators identified several contracts at Magyar Telekom’s Macedonian subsidiary that warrant further review. In February 2007, Magyar Telekom’s Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions.

To date, the independent investigators have been unable to find sufficient evidence to show that any of the contracts under investigation resulted in the provision of services for a value commensurate with the payments made under those contracts. The identities of the true counterparties to the contracts remain unclear, and certain of the contracts are vague as to the actual services provided. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper.

The independent investigation revealed certain weaknesses in Magyar Telekom’s internal controls and procedures, including the lack of consistent group-wide approval procedures for procurement and third-party contracts and the lack of a comprehensive group-wide compliance training program. Accordingly, Magyar Telekom is currently implementing certain remedial measures designed to enhance Magyar Telekom’s internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

The investigation delayed the finalization of Magyar Telekom 2005 financial statements, and as a result, Magyar Telekom and some of its subsidiaries have failed to meet certain deadlines prescribed by applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. To date, Magyar Telekom has been fined HUF 13 million as a consequence of these delays, and additional fines could be imposed in the future. Magyar Telekom had notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation, and maintains contact with these authorities regarding the investigation and is responsive to inquiries raised by these authorities.

Articles of Incorporation

On March 26, 2007, we registered in the Commercial Register (Handelsregister) of the District Court (Amtsgericht) in Bonn, Germany, amendments to our Articles of Incorporation (Satzung). The amended Articles of Incorporation reflects the resolution adopted by the Supervisory Board (Aufsichtsrat) in February, 2007. The attached Exhibit 99.1 is a convenience English translation of the amended Articles of Incorporation. Accordingly, in all matters involving the Articles of Incorporation, the German language document shall control.

Matters Approved at the 2007 Shareholders’ Meeting

At the Deutsche Telekom AG Shareholders’ Meeting held on Thursday, May 3, 2007 in Cologne, Germany, the following matters were approved by our shareholders:

1.	Resolution on the appropriation of net income.

The Board of Management and the Supervisory Board propose the adoption of the following resolution:

The net income of EUR 3,160,382,630.24 posted in the 2006 financial year shall be used as follows: Payment of a dividend of EUR 0.72 per no par value share carrying dividend rights = EUR 3,123,786,934.08 and carry forward the remaining balance to unappropriated net income = EUR 36,595,696,16. The above total dividend and the above remaining balance to be carried forward to unappropriated net income are based on the dividend-bearing capital stock of EUR 11,106,797,987.84 on May 3, 2007, divided up into 4,338,592,964 no par value shares. The dividend is payable on May 4, 2007.

2.	Resolution on the approval of the actions of the members of the Board of Management for the 2006 financial year.

3.	Resolution on the approval of the actions of the members of the Supervisory Board for the 2006 financial year.

4.	Resolution on the appointment of the independent auditor and the Group auditor for the 2007 financial year as well as the independent auditor to review the condensed financial statements and the interim management report pursuant to §§ 37w (5), 37y No. 2 of the German Securities Trading Act (Wertpapierhandelsgesetz - WpHG).

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, are jointly appointed as independent auditor and Group auditor for the 2007 financial year..

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, are also jointly appointed as independent auditor to review the condensed financial statements and the interim management report pursuant to §§ 37w (5), 37y No. 2 of the WpHG in the 2007 financial year.

5.	Resolution authorizing the Corporation to purchase and use its own shares with possible exclusion of subscription rights and any right to purchase.

The Board of Management is authorized to purchase a total of up to 436,117,555 no par value shares in the Corporation by November 2, 2008, with the amount of capital stock accounted for by these shares totaling up to EUR 1,116,460,940.80, which is slightly less than 10% of the capital stock, subject to the proviso that the shares to be purchased on the basis of this authorization in conjunction with the other shares of the Corporation which the Corporation has already purchased and still possesses or are to be assigned to it under §§ 71d and 71e of the German Stock Corporation Act (AktG) do not at any time account for more than 10% of the Corporation’s capital stock. This authorization may be exercised in full or in part. The purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume is reached. The shares may also be purchased by dependent Group companies of Deutsche Telekom AG within the meaning of § 17 AktG or third parties for the account of Deutsche Telekom AG or for the account of the dependent Group companies of Deutsche Telekom AG pursuant to § 17 AktG.

6.	Resolution on the cancellation of the existing contingent capital I and III as well as the relevant amendment to § 5 of the Articles of Incorporation.

The mandatory convertible bond issued in February 2003 on the basis of the Board of Management’s authority to issue convertible bonds and/or bonds with warrants as resolved by the shareholders’ meeting on May 29, 2001 (item 11 on the agenda) was converted into shares of Deutsche Telekom AG on June 1, 2006. Since there are no longer any conversion or subscription rights, which are secured by the remaining contingent capital I, and the authorization to grant such conversion and subscription rights has meantime expired, the remaining contingent capital I, totaling EUR 82,733,936.64, shall be cancelled in full and § 5 (4) of the Articles of Incorporation deleted without replacement. The authorization to grant subscription rights on the basis of Deutsche Telekom’s 2000 Stock Option Plan, regarding which a resolution was adopted by the shareholders’ meeting on May 25, 2000 concerning items 9 and 10 on the agenda, was cancelled by means of the resolution adopted by the shareholders’ meeting on May 29, 2001 concerning item 8 on the agenda, to the extent that such authorization had not yet been made use of. The subscription rights granted on the basis of Deutsche Telekom’s 2000 Stock Option Plan – before the authorization was cancelled – expired on July 20, 2005, at the end of their five-year life without replacement or compensation. For these reasons, there are no longer any subscription rights, which are secured by the contingent capital III, nor can such subscription rights arise in the future. The contingent capital III, totalling EUR 2,621,237.76, shall thus be cancelled in full and § 5 (6) of the Articles of Incorporation deleted without replacement.

7.	Resolution on the approval of forwarding information electronically to Deutsche Telekom AG shareholders as well as supplement to § 4 of the Articles of Incorporation.

Under the terms of §§ 30b (3) No. 1, 46 (3) of the WpHG, inserted by virtue of the Transparency Directive Implementation Act (Transparenzrichtlinie-Umsetzungsgesetz) (legislation enacting Directive 2004/109/EC of the European Parliament and of the Council dated December 15, 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC), stock corporations may only forward information to their shareholders electronically after December 31, 2007 if, in addition to the individual consent of the shareholder concerned and fulfillment of other, especially certain technical, requirements, the shareholders’ meeting has approved this mode of transferring information. To ensure that documentation regarding the shareholders’ meeting and other information can still be sent to shareholders electronically in the future, the shareholders’ meeting should approve the electronic forwarding of information and a relevant provision also included in the Articles of Incorporation.

8.-9.	Election of Supervisory Board members – Mr. Lawrence H. Guffey and Mr. Ulrich Hocker

10.	Resolution on the approval of the control and profit and loss transfer agreement with T-Mobile International AG.

Resolution to conclude a control agreement with one of our wholly-owned subsidiaries.

This agreement generally provides that the subsidiary is obliged to submit the management of the enterprise to Deutsche Telekom AG, and Deutsche Telekom AG shall be obliged to compensate the enterprise for any net loss for the year.

11.-13	Resolutions regarding approval to conclude certain control and profit and loss transfer agreements.

Resolutions to conclude control and profit and loss transfer agreements with certain of our wholly-owned subsidiaries, as follows:

Plinius Telekommunikationsdienste GmbH

Sallust Telekommunikationsdienste GmbH

Tibull Telekommunikationsdienste GmbH.

These control and profit and loss transfer agreements generally provide that, during the term of the agreement, the subsidiary concerned is obliged to submit the management of the enterprise to Deutsche Telekom AG, and Deutsche Telekom AG shall be obliged to compensate the enterprise for any net loss for the year that cannot be compensated by reserves established during the term of the agreement in accordance with certain statutory provisions. In addition, the subsidiary concerned is obliged to transfer its entire profits (as determined in accordance with the agreement) to Deutsche Telekom AG during the term of the agreement. The agreements also provide for automatic one-year renewals if not previously terminated pursuant to the terms of the agreements.

Legal Proceedings

The companies in our group are involved in a number of legal proceedings in the ordinary course of our business. A detailed discussion of litigation affecting our business is included in “Item 8. Financial Information — Legal Proceedings” in our 2006 Annual Report on Form 20-F. Further developments are summarized below.

Regulatory Matters

On February 24, 2007, a new clause in the German Telecommunications Act (Telekommunikationsgesetz - TKG) came into force whereby new markets would generally be exempt from regulation. The provision is expected to improve the regulatory situation with respect to the new high-speed optical-fiber network that we are currently building in 26 cities. Final implementation of the new provision is still pending. The EU Commission has recently instituted proceedings against Germany alleging that the regulation is in conflict with the EU’s legal framework. Our decisions to make additional investments in new broadband networks are influenced not only by demand, but also by the regulatory environment.

On March 30, 2007, the Federal Network Agency lowered the monthly charges for subscriber lines, also referred to as the “last mile.” The charge for the most important subscriber line type was reduced from EUR 10.65 to EUR 10.50 per month. The Broadband/Fixed Network strategic business area will receive lower charges from competitors for its leased lines. Our competitors will benefit from these lower charges as they are now able to offer lines to their customers at more favorable prices.

On April 4, 2007, the Federal Network Agency published a draft market definition and analysis document concerning access to subscriber lines. Besides our existing obligation to grant access to bundled and unbundled subscriber lines at main and cable distributors (including OPAL/ISIS), we will now be obliged also to open up our conduit systems and, if capacities do not suffice, unswitched optical networks. This would enable competitors to lay their own optical fibers through the conduits and access cable distributors in order to provide their customers with broader bandwidths.

The fundamental principles of sector-specific regulation of the European telecommunications markets are defined by the E.U. The directives and recommendations adopted in 2002 are currently being reviewed (2006 Review). At the end of June 2006, the Commission published a communication on intended changes to the relevant directives and the draft of a new recommendation on the telecommunications submarkets to be regulated (Markets Recommendation). The Commission’s communication concerning the 2006 Review shows that it is no longer aiming to reduce sector-specific regulation and seeking its transition into general competition law, but instead intends to strengthen regulation and substantially extend EU-level powers. The first draft of the revised directives is expected in late summer/fall 2007, and transposition into national law is unlikely before 2010. Although the draft Markets Recommendation provides for a reduction in the number of regulated markets – in particular end-customer markets – it only effectively excludes those markets that are already largely unregulated in many countries. Additionally, the Commission is proposing to extend regulation to additional wholesale markets for mobile communications. After adoption by the EU Commission, the Markets Recommendation is expected to come into force in the fall 2007. The EU Commission also plans to step up regulation of roaming charges. The proposal is currently being discussed by the European Parliament and the Council of Ministers and is to be adopted by June 2007. Increased regulation of international roaming charges could have material adverse effects on our prices and revenues.

Interim consolidated financial statements.

Consolidated income statement.

	Q1 2007	Q1 2006[a]	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Net revenue	15,453	14,842	611	4.1	61,347
Cost of sales	(8,620)	(7,821)	(799)	(10.2)	(34,755)
Gross profit	6,833	7,021	(188)	(2.7)	26,592
Selling expenses	(3,973)	(3,774)	(199)	(5.3)	(16,410)
General and administrative expenses	(1,065)	(1,077)	12	1.1	(5,264)
Other operating income	386	350	36	10.3	1,257
Other operating expenses	(386)	(202)	(184)	(91.1)	(888)
Profit from operations	1,795	2,318	(523)	(22.6)	5,287
Finance costs	(658)	(658)	0	—	(2,540)
Interest income	47	73	(26)	(35.6)	297
Interest expense	(705)	(731)	26	3.6	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	3	32	(29)	(90.6)	24
Other financial income (expense)	(94)	76	(170)	n.m.	(167)
Profit (loss) from financial activities	(749)	(550)	(199)	(36.2)	(2,683)
Profit before income taxes	1,046	1,768	(722)	(40.8)	2,604
Income taxes	(471)	(570)	99	17.4	970
Profit after income taxes	575	1,198	(623)	(52.0)	3,574
Profit attributable to minority interests	116	108	8	7.4	409
Net profit (profit (loss) attributable to equity holders of the parent)	459	1,090	(631)	(57.9)	3,165

Earnings per share
	Q1 2007	Q1 2006[a]	Change	Change	FY 2006
				%
Earnings per share/ADS
Basic (€)	0.11	0.26	(0.15)	(57.7)	0.74
Diluted (€)	0.11	0.26	(0.15)	(57.7)	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated balance sheet.

	Mar. 31, 2007	Dec. 31, 2006	Change	Change	Mar. 31, 2006[a]
	millions of €	millions of €	millions of €	%	millions of €
Assets
Current assets	17,332	15,951	1,381	8.7	21,025
Cash and cash equivalents	3,983	2,765	1,218	44.1	8,343
Trade and other receivables	7,643	7,753	(110)	(1.4)	7,147
Current recoverable income taxes	285	643	(358)	(55.7)	595
Other financial assets	1,623	1,825	(202)	(11.1)	1,453
Inventories	1,222	1,129	93	8.2	1,094
Non-current assets held for sale	477	907	(430)	(47.4)	—
Other assets	2,099	929	1,170	n.m.	2,393
Non-current assets	112,103	114,209	(2,106)	(1.8)	109,903
Intangible assets	57,170	58,014	(844)	(1.5)	51,985
Property, plant and equipment	45,009	45,869	(860)	(1.9)	46,837
Investments accounted for using the equity method	144	189	(45)	(23.8)	1,864
Other financial assets	650	657	(7)	(1.1)	778
Deferred tax assets	8,579	8,952	(373)	(4.2)	7,851
Other assets	551	528	23	4.4	588
Total assets	129,435	130,160	(725)	(0.6)	130,928

Liabilities and shareholders’ equity
Current liabilities	21,112	22,088	(976)	(4.4)	24,469
Financial liabilities	7,939	7,683	256	3.3	10,581
Trade and other payables	5,867	7,160	(1,293)	(18.1)	5,724
Income tax liabilities	445	536	(91)	(17.0)	1,565
Provisions	3,081	3,093	(12)	(0.4)	3,487
Other liabilities	3,780	3,616	164	4.5	3,112
Non-current liabilities	58,329	58,402	(73)	(0.1)	57,306
Financial liabilities	38,770	38,799	(29)	(0.1)	38,819
Provisions for pensions and other employee benefits	6,216	6,167	49	0.8	6,239
Other provisions	3,014	3,174	(160)	(5.0)	1,955
Deferred tax liabilities	7,955	8,083	(128)	(1.6)	8,278
Other liabilities	2,374	2,179	195	8.9	2,015
Liabilities	79,441	80,490	(1,049)	(1.3)	81,775

Shareholders’ equity	49,994	49,670	324	0.7	49,153
Issued capital	11,164	11,164	0	—	10,747
Capital reserves	51,507	51,498	9	0.02	49,565
Retained earnings including carryforwards	(13,778)	(16,977)	3,199	18.8	(14,169)
Other comprehensive income	(2,607)	(2,275)	(332)	(14.6)	(1,639)
Net profit	459	3,165	(2,706)	(85.5)	1,090
Treasury shares	(5)	(5)	0	—	(5)
Equity attributable to equity holders of the parent	46,740	46,570	170	0.4	45,589
Minority interests	3,254	3,100	154	5.0	3,564
Total liabilities and shareholders’ equity	129,435	130,160	(725)	(0.6)	130,928

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Consolidated cash flow statement.

	Q1 2007	Q1 2006[a]	FY 2006
	millions of €	millions of €	millions of €
Profit after income taxes	575	1,198	3,574
Depreciation, amortization and impairment losses	2,748	2,570	11,034
Income tax expense (benefit)	471	570	(970)
Interest income and interest expenses	658	658	2,540
Other financial (income) expense	94	(76)	167
Share of (profit) loss of associates and joint ventures accounted for using the equity method	(3)	(32)	(24)
Other non-cash transactions	4	25	32
Profit on the disposal of intangible assets and property, plant and equipment	(112)	(83)	(72)
Change in assets carried as working capital	(1,160)	(805)	(17)
Change in provisions	3	(276)	1,585
Change in other liabilities carried as working capital	(898)	(237)	353
Income taxes received (paid)	157	(212)	(1,248)
Dividends received	6	6	27
Cash generated from operations	2,543	3,306	16,981
Interest paid	(689)	(701)	(4,081)
Interest received	211	192	1,322
Net cash from operating activities	2,065	2,797	14,222
Cash outflows for investments in
Intangible assets	(199)	(228)	(4,628)
Property, plant and equipment	(1,824)	(1,816)	(7,178)
Non-current financial assets	(15)	(115)	(624)
Investments in fully consolidated subsidiaries	5	(290)	(2,265)
Proceeds from disposal of
Intangible assets	23	0	35
Property, plant and equipment	334	291	532
Non-current financial assets	47	200	249
Investments in fully consolidated subsidiaries and business units	0	0	(21)
Net change in short-term investments and marketable securities and receivables	127	(140)	(348)
Other	60	(63)	(57)
Net cash used in investing activities	(1,442)	(2,161)	(14,305)
Proceeds from issue of current financial liabilities	4,745	174	3,817
Repayment of current financial liabilities	(5,202)	(565)	(9,163)
Proceeds from issue of non-current financial liabilities	1,248	3,317	7,871
Repayment of non-current financial liabilities	(21)	(83)	(492)
Dividend payments	(122)	(64)	(3,182)
Share buy-back	—	—	(709)
Proceeds from the exercise of stock options	6	4	16
Repayment of lease liabilities	(53)	(56)	(219)
Net cash from (used in) financing activities	601	2,727	(2,061)
Effect of exchange rate changes on cash and cash equivalents	(6)	5	(66)
Net increase (decrease) in cash and cash equivalents	1,218	3,368	(2,210)
Cash and cash equivalents, at the beginning of the period	2,765	4,975	4,975
Cash and cash equivalents, at end of the period	3,983	8,343	2,765

The presentation of cash generated from operations has been changed to increase transparency and to disclose individual components. Net cash from operating activities is unchanged with the exception of the change in current finance lease receivables which will be classified as cash from investing activities from now on. Prior-year figures have been adjusted accordingly.

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Statement of recognized income and expense.

	Q1 2007	Q1 2006	FY 2006
	millions of €	millions of €	millions of €
Fair value measurement of available-for-sale securities
Change in other comprehensive income (not recognized in income statement)	0	(1)	3
Recognition of other comprehensive income in income statement	(1)	0	(1)
Fair value measurement of hedging instruments
Change in other comprehensive income (not recognized in income statement)	(14)	88	385
Recognition of other comprehensive income in income statement	(1)	(1)	(8)
Revaluation due to business combinations	(42)	(2)	395
Exchange differences on translation of foreign subsidiaries	(237)	(643)	(1,747)
Other income and expense recognized directly in equity	30	2	80
Actuarial gains and losses from defined benefit plans and other employee benefits	0	(18)	314
Deferred taxes on items in other comprehensive income	5	(25)	(275)
Income and expense recognized directly in equity	(260)	(600)	(854)
Profit after income taxes	575	1,198	3,574
Recognized income and expense	315	598	2,720
Minority interests	154	102	517
Equity attributable to equity holders of the parent	161	496	2,203

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Selected explanatory notes.

Accounting policies.

Statement of compliance

In accordance with § 37x (3) of the Securities Trading Act (Wertpapierhandelsgesetz—WpHG), Deutsche Telekom AG’s quarterly financial statements comprise interim consolidated financial statements and an interim management report for the Group. The interim consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) applicable to interim financial reporting as adopted by the EU. The interim management report for the Group was prepared in accordance with the applicable provisions of the WpHG.

The interim consolidated financial statements for the period ended March 31, 2007 are in compliance with IAS 34. As permitted by IAS 34, it has been decided to publish a condensed version compared to the consolidated financial statements at December 31, 2006. All IFRSs issued by the International Accounting Standards Board (IASB), effective at the time of preparing this Interim Report and applied by Deutsche Telekom, have been adopted for use in the EU by the European Commission. Therefore, the interim report also complies with IFRS as published by the IASB. Therefore, there are no differences and a reconciliation between International Financial Reporting Standards as adopted by the E.U. (“E.U. GAAP”) and International Financial Reporting Standards as published by the IASB is not needed. E.U. GAAP and International Financial Reporting Standards as published by the IASB are referred to hereafter collectively as “IFRS”.

In the opinion of the Board of Management, the reviewed quarterly financial report includes all standard adjustments to be applied on an ongoing basis that are required to give a true and fair view of the net assets, financial position and results of operations of the Group. Please refer to the notes to the consolidated financial statements as of December 31, 2006 for the accounting policies applied for the Group’s financial reporting.

In 2006 Deutsche Telekom changed its policy in accounting for actuarial gains and losses in the context of defined benefit pensions plans. Previously actuarial gains and losses arising from experience-based adjustments and changes in actuarial assumptions have been recognized at the balance sheet date only to the extent that the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the higher of 10 percent of the present value of the defined benefit obligation at this point in time (prior to the deduction of the plan assets) and 10 percent of the fair value of any plan assets at this point in time. In this case they have been amortized prospectively to profit or loss over the expected average remaining working life of the employees participating in the plan. From its consolidated financial statements as of December 31, 2006 onwards, Deutsche Telekom recognizes actuarial gains and losses in the period in which they occur outside profit or loss in retained earnings including carryforwards in accordance with IAS 19.93A. Deutsche Telekom has adjusted comparative amounts disclosed for the prior periods reported as if the new accounting policy had always been applied.

Changes in the composition of the Group.

In the past year, Deutsche Telekom has acquired interests in various companies that were not yet, or only partially, included in the consolidated financial statements for first quarter 2006. These were primarily the tele.ring group and PTC which were fully consolidated from May 1, 2006 and November 1, 2006, respectively. Furthermore, in the first quarter of 2006, the Business Customers business area acquired the gedas group, which was fully consolidated for the first time as of March 31, 2006.

Effect of changes in the composition of the Group on the consolidated income statement for the first quarter of 2007

	Mobile Communications	Broadband/ Fixed Network	Business Customers	Group Headquarters & Shared Services	Total
	millions of €	millions of €	millions of €	millions of €	millions of €
Net revenue	549	3	144	(1)	695
Cost of sales	(482)	(3)	(120)	9	(596)
Gross profit	67	0	24	8	99
Selling expenses	(64)	0	(11)	0	(75)
General and administrative expenses	(44)	0	(30)	0	(74)
Other operating income	21	0	13	0	34
Other operating expenses	0	0	(10)	12	2
Profit (loss) from operations	(20)	0	(14)	20	(14)
Finance costs	1	0	(1)	0	0
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(28)	0	0	0	(28)
Other financial (income) expense	2	0	0	0	2
Profit (loss) from financial activities	(25)	0	(1)	0	(26)
Profit (loss) before income taxes	(45)	0	(15)	20	(40)
Income taxes	3	0	4	(8)	(1)
Profit (loss) after income taxes	(42)	0	(11)	12	(41)
Profit (loss) attributable to minority interests	0	0	0	(6)	(6)
Net profit (loss)	(42)	0	(11)	18	(35)

Selected notes to the consolidated income statement.

Cost of sales

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Cost of sales	(8,620)	(7,821)	(799)	(10.2)	(34,755)

In addition to effects resulting from changes in the composition of the Group, the increase in the cost of sales is mainly attributable to the growth in the number of customers of the Mobile Communications strategic business area.

Selling expenses

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Selling expenses	(3,973)	(3,774)	(199)	(5.3)	(16,410)

In addition to effects resulting from changes in the composition of the Group, the increase in selling expenses is predominantly attributable to higher commission and marketing expenses in the Mobile Communications and Broadband/Fixed Network strategic business areas. The increase at Mobile Communications was due to a greater number of new contracts, higher personnel costs, and advertising campaigns.

Profit/loss from financial activities

	Q1 2007	Q1 2006[a]	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Loss from financial activities	(749)	(550)	(199)	(36.2)	(2,683)
Finance costs	(658)	(658)	0	—	(2,540)
Interest income	47	73	(26)	(35.6)	297
Interest expense	(705)	(731)	26	3.6	(2,837)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	3	32	(29)	(90.6)	24
Other financial income (expense)	(94)	76	(170)	n.m.	(167)

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The increase in the loss from financial activities in the first quarter of 2007 compared to the same period last year was primarily attributable to other financial expense which last year included the income generated by the sale of Celcom (EUR 196 million).

Moreover, the share of profit of associates and joint ventures accounted at equity declined due to the fact that last year’s figure included PTC. PTC has been fully consolidated since November 2006.

Income taxes

	Q1 2007	Q1 2006[a]	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Income taxes	(471)	(570)	99	17.4	970

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The reduction in income taxes compared to the same period last year is due to lower profit before income taxes.

Other disclosures

Executive bodies

The Supervisory Board of Deutsche Telekom appointed Thomas Sattelberger as the new Chief Human Resources Officer (CHRO)and Labor Director on May 2, 2007. He succeeds Dr. Karl-Gerhard Eick, the Chief Financial Officer and Deputy Chairman of the Board of Management of Deutsche Telekom, who took over as acting CHRO at the start of 2007 following Dr. Heinz Klinkhammer’s retirement.

On May 3, 2007, the Deutsche Telekom AG shareholders’ meeting confirmed the appointment of the following members of the Supervisory Board:

By order of the Bonn District Court of May 15, 2006, Mr. Lawrence H. Guffey was appointed to the Supervisory Board of the Company with effect from June 1, 2006 in lieu of Dr. Hans-Jürgen Schinzler, who resigned from office with effect from May 31, 2006. The appointment of Mr. Lawrence H. Guffey was confirmed through a by-election at the 2007 shareholders’ meeting.

By order of the Bonn District Court of October 5, 2006, Mr. Ulrich Hocker was appointed to the Supervisory Board of the Company with effect from October 14, 2006 in lieu of Dr. Matthias Döpfner, who resigned from office with effect from October 13, 2006. The appointment of Mr. Ulrich Hocker was confirmed through a by-election at the 2007 shareholders’ meeting.

By order of the Bonn District Court of April 16, 2007, Ms. Sylvia Kühnast was appointed to the Supervisory Board of the Company effective the end of the shareholders’ meeting. She succeeds Ms. Ursula Steinke, whose term in office expired at the end of the shareholders’ meeting.

Personnel

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Personnel costs	(3,479)	(3,439)	(40)	(1.2)	(16,542)

In addition to effects resulting from changes in the composition of the Group, higher personnel costs are attributable in particular to an increase in the average number of employees, primarily at T-Mobile USA.

The personnel cost ratio in the first quarter of the year was 22.5 percent of revenue. This was a 0.7 percentage point improvement compared to the same quarter last year.

Average number of employees

	Q1 2007	Q1 2006	Change	Change	FY 2006
				%
Deutsche Telekom Group	247,288	243,424	3,864	1.6	248,480
Non-civil servants	207,106	199,203	7,903	4.0	205,511
Civil servants	40,182	44,221	(4,039)	(9.1)	42,969
Trainees and student interns	10,924	10,447	477	4.6	10,346

The increase in the average number of employees was primarily caused by changes in the composition of the Group and the increased headcount at T-Mobile USA.

Number of employees at balance sheet date

	Mar. 31, 2007	Dec. 31, 2006	Change	Change	Mar. 31, 2006
				%
Deutsche Telekom Group	247,125	248,800	(1,675)	(0.7)	248,982
Germany	158,323	159,992	(1,669)	(1.0)	168,717
International	88,802	88,808	(6)	—	80,265

Non-civil servants	207,163	208,420	(1,257)	(0.6)	204,818
Civil servants	39,962	40,380	(418)	(1.0)	44,164

Trainees and student interns	10,906	11,840	(934)	(7.9)	10,468

The number of employees at the reporting date was influenced by the sale of call centers and continued workforce restructuring in Eastern Europe.

Depreciation, amortization and impairment losses

	Q1 2007	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Amortization and impairment of intangible assets	(781)	(617)	(164)	(26.6)	(2,840)
of which: UMTS licenses	(228)	(222)	(6)	(2.7)	(893)
of which: U.S. mobile communications licenses	(7)	—	—	n.m.	(33)
of which: goodwill	—	(10)	—	n.m.	(10)
Depreciation and impairment of property, plant and equipment	(1,967)	(1,953)	(14)	(0.7)	(8,194)
Total depreciation, amortization and impairment losses	(2,748)	(2,570)	(178)	(6.9)	(11,034)

Higher depreciation, amortization and impairment losses were predominantly caused by increased amortization due to the first-time consolidation in 2006 of tele.ring and PTC in the Mobile Communications strategic business area.

Earnings per share

Basic and diluted earnings per share are calculated in accordance with IAS 33 as follows:

		Q1 2007	Q1 2006	FY 2006
Calculation of basic earnings per share

Net profit[a]	(millions of €)	459	1,090	3,165
Adjustment for the financing costs of the mandatory convertible bond (after taxes)	(millions of €)	—	25	38
Adjusted net profit (basic)[a]	(millions of €)	459	1,115	3,203

Number of ordinary shares issued	(millions)	4,361	4,198	4,309
Treasury shares held by Deutsche Telekom AG	(millions)	(2)	(2)	(2)
Shares reserved for outstanding options granted to T-Mobile USA and Powertel	(millions)	(21)	(23)	(22)
Effect from the potential conversion of the mandatory convertible bond	(millions)	—	163	68
Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,338	4,336	4,353

Basic earnings per share/ADS[a]	(€)	0.11	0.26	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The calculation of basic earnings per share is based on the time-weighted total number of all ordinary shares outstanding. The number of ordinary shares issued already includes all shares newly issued in the reporting period in line with their respective time weighting.

		Q1 2007	Q1 2006	FY 2006
Calculation of diluted earnings per share

Adjusted net profit (basic)[a]	(millions of €)	459	1,115	3,203
Dilutive effects on profit from stock options (after taxes)	(millions of €)	—	—	—
Net profit (diluted)[a]	(millions of €)	459	1,115	3,203
Adjusted weighted average number of ordinary shares outstanding (basic)	(millions)	4,338	4,336	4,353
Dilutive potential ordinary shares from stock options and warrants	(millions)	1	2	1
Weighted average number of ordinary shares outstanding (diluted)	(millions)	4,339	4,338	4,354
Diluted earnings per share/ADS[a]	(€)	0.11	0.26	0.74

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

Selected notes to the consolidated balance sheet

Cash and cash equivalents

In the reporting period, cash and cash equivalents increased from EUR 2.8 billion to EUR 4.0 billion. In addition to free cash flow, this was predominantly caused by the issuance of a medium-term note for a nominal amount of EUR 0.5 billion and the drawdown of a European Investment Bank loan for a nominal amount of EUR 0.5 billion. The repayment of a medium-term note amounting to EUR 0.5 billion had an offsetting effect.

Detailed information can be found in the consolidated cash flow statement.

Assets held for sale

At March 31, 2007 current assets included assets of EUR 477 million that were held for sale. In addition to assets related to the acquisition of the tele.ring group that are to be sold (EUR 20 million), and FCC licenses of T-Mobile USA (EUR 16 million), these assets predominantly relate to Deutsche Telekom AG real estate (EUR 335 million).

As part of the tele.ring acquisition, T-Mobile must fulfill the regulatory requirement of selling nearly all cell sites necessary for mobile communications operations as well as the frequency spectrum of the UMTS license of the tele.ring group to competitors. These assets are scheduled to be sold in the second quarter of 2007.

T-Mobile USA intends to sell the frequency spectrum for rural license areas for which no expansion of the network infrastructure is planned. In order to provide network services, however, T-Mobile USA will conclude roaming agreements for these areas as part of the sale of the licenses. In addition, T-Mobile USA is exchanging some frequency spectrum for spectrum in license areas where it holds either no or insufficient mobile frequencies. Above all, this will give T-Mobile USA access to new license areas and permit it to extend its existing network coverage. These assets are scheduled to be sold in the second quarter of 2007.

Real estate of Deutsche Telekom AG held for sale relates to land and buildings not required for operations. These properties are scheduled to be sold within twelve months. The properties will be advertised for sale on the Internet, in newspapers, and by contacting investors directly.

Intangible assets and property, plant and equipment

	Mar. 31, 2007	Dec. 31, 2006	Change	Change	Mar. 31, 2006
	millions of €	millions of €	millions of €	%	millions of €
Intangible assets	57,170	58,014	(844)	(1.5)	51,985
of which: UMTS licenses	12,811	13,101	(290)	(2.2)	13,318
of which: U.S. mobile communications licenses	18,022	18,176	(154)	(0.8)	16,677
of which: goodwill	20,884	20,955	(71)	(0.3)	18,415
Property, plant and equipment	45,009	45,869	(860)	(1.9)	46,837

The decrease in the carrying amount of intangible assets and property, plant and equipment is primarily attributable to exchange rate effects totaling approximately EUR 0.4 billion, as well as amortization, depreciation and impairment losses that exceeded the level of investments by approximately EUR 1.2 billion.

Additions to assets

	Q1 2007[a]	Q1 2006	Change	Change	FY 2006
	millions of €	millions of €	millions of €	%	millions of €
Additions to assets	1,506	2,005	(499)	(24.9)	13,417
Intangible assets	211	517	(306)	(59.2)	6,121
Property, plant and equipment	1,295	1,488	(193)	(13.0)	7,296

a	Includes investments totaling EUR 112 million for parts of Centrica PLC taken over by T-Systems UK as part of an asset deal.

First quarter 2007 additions to assets predominantly relate to network expansion in the Mobile Communications strategic business area in the United States, the United Kingdom and Germany. In addition, investments were made at Broadband/Fixed Network in the expansion of the access network, in VDSL as the foundation for T-Home Speed, and in ADSL2+ technology.

The comparatively lower level of investments in the first quarter of 2007 was partially a result of the goodwill generated in the first quarter of 2006 by the acquisition of the gedas group.

Statement of changes in equity

	Equity attributable to equity holders of the parent
	Equity contributed	Consolidated shareholders’ equity generated			Other comprehensive income	Treasury shares
	Issued capital	Capital reserves	Retained earnings incl. carryforwards	Net profit (loss)
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at Jan. 1, 2006	10,747	49,561	(19,748)	5,589	(1,055)	(6)
Changes in the composition of the Group
Profit (loss) after income taxes				1,090
Unappropriated net profit (loss) carried forward			5,589	(5,589)
Dividends
Sale of treasury shares		(1)				1
Proceeds from the exercise of stock options		5
Actuarial gains and losses			(11)
Change in other comprehensive income (not recognized in income statement)			1		(583)
Recognition of other comprehensive income in income statement					(1)
Balance at Mar. 31, 2006	10,747	49,565	(14,169)	1,090	(1,639)	(5)

Balance at Jan. 1, 2007	11,164	51,498	(16,977)	3,165	(2,275)	(5)
Changes in the composition of the Group
Profit (loss) after income taxes				459
Unappropriated net profit (loss) carried forward			3,165	(3,165)
Dividends
Proceeds from the exercise of stock options		9
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)			34		(330)
Recognition of other comprehensive income in income statement					(2)
Balance at Mar. 31, 2007	11,164	51,507	(13,778)	459	(2,607)	(5)

	Equity attributable to equity holders of the parent	Minority interests			Total[a] (consolidated shareholders’ equity)
	Total (equity attributable to equity holders of the parent)	Minority interest capital	Other comprehensive income	Total (minority interest in share- holders’ equity)
	millions of €	millions of €	millions of €	millions of €	millions of €
Balance at Jan. 1, 2006	45,088	3,408	103	3,511	48,599
Changes in the composition of the Group		2	3	5	5
Profit (loss) after income taxes	1,090	108		108	1,198
Unappropriated net profit (loss) carried forward
Dividends		(54)		(54)	(54)
Sale of treasury shares
Proceeds from the exercise of stock options	5				5
Actuarial gains and losses	(11)				(11)
Change in other comprehensive income (not recognized in income statement)	(582)	1	(7)	(6)	(588)
Recognition of other comprehensive income in income statement	(1)				(1)
Balance at Mar. 31, 2006	45,589	3,465	99	3,564	49,153

Balance at Jan. 1, 2007	46,570	2,895	205	3,100	49,670
Changes in the composition of the Group
Profit (loss) after income taxes	459	116		116	575
Unappropriated net profit (loss) carried forward
Dividends
Proceeds from the exercise of stock options	9				9
Actuarial gains and losses
Change in other comprehensive income (not recognized in income statement)	(296)	(4)	42	38	(258)
Recognition of other comprehensive income in income statement	(2)				(2)
Balance at Mar. 31, 2007	46,740	3,007	247	3,254	49,994

a	Prior-year figures have been adjusted due to adoption of IAS 19.93A.

The increase in shareholders’ equity is primarily attributable to the profit after income taxes for the period, which was to a certain extent offset by negative exchange rate effects on the currency translation of financial statements prepared in foreign currencies recognized in other comprehensive income.

A total of 1,881,508 treasury shares were held at March 31, 2007. Treasury shares accounted for 0.04 percent of capital stock.

Stock-based compensation plans.

Deutsche Telekom AG, T-Online (T-Online International AG prior to the merger), T-Mobile USA, T-Mobile UK and Magyar Telekom all have stock-based compensation plans. The significant stock-based compensation plans are described below.

The stock-based compensation plans currently in existence within the Group are summarized in the following tables. Details of plans from which new issues are no longer made can be found in Note 42 to the consolidated financial statements in the 2006 Annual Report.

Stock option plans (SOPs).

The following table provides an overview of the development of the total stock options issued by Deutsche Telekom AG held under the 2001 plan:

Deutsche Telekom AG stock option plans

	SOP 2001		SAR 2001
	Stock options	Weighted average exercise price	SARs[a]	Weighted average exercise price
	thousands	€	thousands	€
Outstanding stock options at Jan. 1, 2007	10,790	24.62	149	29.78
Granted	0	—	0	—
Exercised	57	12.36	0	—
Forfeited	407	29.01	1	30.00
Outstanding at Mar. 31, 2007	10,326	24.52	148	29.77
Exercisable as of Mar. 31, 2007	10,326	24.52	148	29.77

a	Stock appreciation right means the entitlement to cash compensation rather than stocks.

The following table provides an overview of the development of the total stock options issued by T-Online (T-Online International AG prior to the merger) held under the 2001 plan. The options are converted into Deutsche Telekom shares when exercised.

T-Online (T-Online International AG prior to the merger) stock option plans

	SOP 2001
	Stock options	Weighted average exercise price
	thousands	€
Outstanding stock options at Jan. 1, 2007	3,392	10.30
Granted	0	—
Exercised	0	—
Forfeited	89	10.31
Outstanding at Mar. 31, 2007	3,303	10.30
Exercisable as of Mar. 31, 2007	3,285	10.30

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel that were combined in 2004. The options are converted into American Depository Shares (ADS) when exercised.

T-Mobile USA (VoiceStream/ Powertel) stock option plan

	Stock options	Weighted average exercise price
	thousands	USD
Outstanding stock options at Jan. 1, 2007	10,234	20.39
Granted	0	—
Exercised	259	27.44
Forfeited	488	10.14
Expired	0	—
Outstanding at Mar. 31, 2007	9,487	20.73
Exercisable as of Mar. 31, 2007	9,475	20.74

The following table provides an overview of the development of the total stock options issued by Magyar Telekom. The options are converted into Magyar Telekom shares when exercised.

Magyar Telekom stock option plan

	SOP 2001
	Stock options	Weighted average exercise price
	thousands	HUF
Outstanding stock options at Jan. 1, 2007	1,307	944.00
Granted	0	—
Exercised	0	—
Forfeited	0	—
Outstanding at Mar. 31, 2007	1,307	944.00
Exercisable as of Mar. 31, 2007	1,307	944.00

Mid-Term Incentive Plan/Long-Term Incentive Plan.

Mid-term incentives plans (MTIPs) were introduced to ensure competitive total compensation for members of the Board of Management and senior executives of the Deutsche Telekom Group and other beneficiaries at Deutsche Telekom AG, T-Online (before the merger of T-Online International AG), T-Mobile USA, T-Mobile UK and Magyar Telekom.

Additionally, T-Mobile USA and PTC have established performance cash plan programs with long-term incentive plans (LTIPs).

The most important changes to the Group’s MTIPs and LTIPs since year-end 2006 are detailed below. Details of the plans can be found in Note 42 to the consolidated financial statements in the 2006 Annual Report.

T-Mobile USA LTIP

In the first quarter of 2007, T-Mobile USA set up a new LTIP that, like the 2006 plan, takes customer growth and the development of the company’s shareholder value into consideration. This plan has already been approved by the Supervisory Board.

Magyar Telekom MTIP

Magyar Telekom’s new MTIP launched for 2007 is also based on the same terms and conditions as Deutsche Telekom AG’s MTIP. However, performance is measured in terms of the development of Magyar Telekom’s shares and the Dow Jones EURO STOXX Total Return Index. This plan has been submitted for approval.

Polska Telefonia Cyfrowa (PTC) LTIP

PTC has launched a new LTIP for 2007. The amount of the bonus is determined for each cycle individually and depends on the achievement of the EBITDA target. This plan has also been submitted for approval.

An expense of only EUR 1 million was recognized in the first quarter of 2007 for the MTIPs linked to the development of the T-Share due to a sustained shortfall in the expectations for the performance of the T-Share relative to the defined performance targets. Expenditures for the LTIPs for 2005 to 2007 at T-Mobile USA and for 2005 to 2006 at PTC amounted to around EUR 17 million.

Contingencies and other financial obligations.

Contingencies and other financial obligations totaled EUR 33.5 billion as of March 31, 2007. The increase of EUR 1.0 billion in the reporting period compared with the year-end is primarily due to higher purchase commitments and leasing obligations. This was partially offset by a decrease in the present value of the payments to be made by Deutsche Telekom to the special pension fund or its successors pursuant to the provisions of the German Posts and Telecommunications Reorganization Act (Postneuordnungsgesetz—PTNeuOG).

Selected notes to the consolidated cash flow statement.

Net cash from (used in) operating activities

Net cash from operating activities amounted to EUR 2.1 billion in the reporting period, compared with EUR 2.8 billion in the prior-year period. The decline is principally due to cash outflows for personnel-related measures, including voluntary redundancy and severance payments and early retirement, amounting to EUR 0.7 billion in the first quarter of 2007, while there were no comparable payments in the first quarter of 2006. The negative effect from the decline in profit from operations was partly offset by higher cash inflows relating to income taxes.

Net cash used in investing activities

Net cash used in investing activities totaled EUR 1.4 billion as compared with EUR 2.2 billion in the same period in the previous year. The main factors contributing to this change were cash outflows of EUR 0.4 billion in the first quarter of 2006 for the acquisition of gedas and the loans to PTC, for which there were no comparable outflows in the first quarter of 2007. In addition, the net outflows for receivables, marketable securities and short-term investments improved by EUR 0.3 billion compared with the prior-year period.

Net cash from/used in financing activities

Net cash from financing activities decreased from EUR 2.7 billion in the prior-year period to EUR 0.6 billion in the reporting period. The change is primarily attributable to a decline of EUR 2.1 billion in proceeds from the issue of non-current financial liabilities.

Segment reporting.

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2006 financial year and the first quarters of 2007 and 2006.

Segment information for the 2006 financial year

FY 2006

	Net revenue millions of €	Inter- segment revenue millions of €	Total revenue millions of €	EBIT (profit (loss) from operations) millions of €	Share of profit (loss) of equity- accounted investments millions of €	Depreciation and amortization millions of €	Impairment losses millions of €
Group	61,347	—	61,347	5,287	24	(10,624)	(410)
Mobile Communications	31,308	732	32,040	4,504	80	(5,300)	(58)
Broadband/Fixed Network[a]	20,366	4,149	24,515	3,356	31	(3,744)	(95)
Business Customers[a]	9,301	3,568	12,869	(835)	(86)	(939)	(7)
Group Headquarters & Shared Services[a]	372	3,386	3,758	(2,138)	(2)	(710)	(237)
Reconciliation	—	(11,835)	(11,835)	400	1	69	(13)

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

Segment information in the quarters

Q1 2007

Q1 2006

	Net revenue	Inter- segment revenue	Total revenue	EBIT (profit (loss) from operations)	Share of profit (loss) of equity- accounted investments	Depreciation and amortization	Impairment losses
	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €	millions of €
Group	15,453	—	15,453	1,795	3	(2,729)	(19)
	14,842	—	14,842	2,318	32	(2,551)	(19)
Mobile Communications	8,246	154	8,400	1,066	1	(1,448)	(7)
	7,405	170	7,575	1,055	28	(1,222)	(3)
Broadband/Fixed Network[a]	4,935	897	5,832	976	5	(904)	(4)
	5,153	972	6,125	1,270	3	(952)	(10)
Business Customers[a]	2,183	723	2,906	44	(2)	(217)	0
	2,203	860	3,063	112	1	(217)	0
Group Headquarters & Shared Services[a]	89	863	952	(250)	0	(174)	(8)
	81	811	892	(118)	0	(172)	(6)
Reconciliation	—	(2,637)	(2,637)	(41)	(1)	14	0
	—	(2,813)	(2,813)	(1)	0	12	0

a	Since January 1, 2007, reporting of Magyar Telekom has included a further breakdown of results into the business areas Business Customers and Group Headquarters & Shared Services. In previous periods, these results were reported under Broadband/Fixed Network. Prior-year figures have been adjusted accordingly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President
Chief Accounting Officer

Date: May 11, 2007